UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Telecom Italia S.p.A.

Piazza degli Affari 2,

20123 Milan, Italy

(Address of principal executive offices)

FOR THE MONTH OF DECEMBER, 2009

Commission File Number 001-13882

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 of Telecom Italia Capital S.A. (Registration No. 333-156476) and Telecom Italia S.p.A. (Registration No. 333-156476-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

2009 Third Quarter Financial Report	Introduction

INTRODUCTION

As used in this Report on Form 6-K, unless the context otherwise requires, the term “Company” means Telecom Italia S.p.A. the operating company for fixed and mobile telecommunications services in Italy and the holding company for various businesses, principally telecommunications, and the terms “we”, “us” and “our” refers to the Company, and, as applicable, the Company and its consolidated subsidiaries.

¢ Presentation of Certain Financial and Other Information

Unless otherwise indicated, the financial information incorporated by reference in this report has been prepared in accordance with International Financial Reporting Standards issued by the IASB—International Accounting Standard Board (designated as “IFRS”). IFRS also include all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

Until December 31, 2004, Telecom Italia prepared its consolidated financial statements and other interim financial information (including quarterly and semi-annual reports) in accordance with Italian GAAP.

Furthermore, pursuant to SEC Release No. 33-8879, “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP”, Telecom Italia includes Selected Financial Data prepared in compliance with IFRS, without reconciliation to U.S. GAAP.

The currency used by Telecom Italia in preparing its consolidated financial statements is the euro. References to “€”, “euro” and “Euro” are to the euro.

References to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to U.S. dollars.

References to “BRL” are to the Brasilian Reais.

For the purpose of this report, “billion” means a thousand million.

¢ Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

This report may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act or Section 21E of the Exchange Act, which reflect Telecom Italia’s management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2009-2011 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the impact of the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

2009 Third Quarter Financial Report	Introduction

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this report. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date of this report, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

When evaluating forward-looking statements, you should also consider the risk factors set forth in Telecom Italia’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “2008 Annual Report”) and subsequent annual reports on Form 20-F and other documents Telecom Italia files with the SEC.

2009 Third Quarter Financial Report	Key Definitions

KEY DEFINITIONS

The following terms appearing in this Report on Form 6-K have the meanings set forth below.

EU	means the European Union.

IASB	means the International Accounting Standards Board.

IFRS	means International Financial Reporting Standards issued by the IASB. IFRS also include all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

Ordinary Shares	means the Ordinary Shares, €0.55 par value each, of Telecom Italia.

Parent	means Telecom Italia S.p.A.

Savings Shares	means the Savings Shares, €0.55 par value each, of Telecom Italia.

Telecom Italia Group and Group	means the Company and its consolidated subsidiaries.

Telecom Italia Media	Telecom Italia Media is the Telecom Italia Group’s subsidiary operating in the Media business.

2009 Third Quarter Financial Report	Description Of Telecom Italia

DESCRIPTION OF TELECOM ITALIA

Telecom Italia is a joint-stock company established under Italian law with registered offices in Milan at Piazza degli Affari 2, 20123 Milan, Italy. The telephone number is +39-02-85951. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. number 1580695, R.A.E.E. number IT08020000000799. The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

¢ Overview of the Telecom Italia Group’s Major Business Areas

Telecom Italia is the parent company of the Telecom Italia Group.

In the third quarter of 2009, owing to the planned sale of the Broadband business in Germany, HanseNet was classified in Discontinued Operations while the other companies in the European BroadBand Business Unit have become part of Other Operations. Consequently, disclosure for that operating segment is no longer presented and for comparison purposes the income statement and the cash flow data has been recast for the various periods under comparison.

Telecom Italia Group’s Business Units as of September 30, 2009 were as follows:

(*)	Main companies: Telecom Italia S.p.A.; Matrix S.p.A.; Telenergia S.p.A.; Telecontact Center S.p.A. and Path.Net S.p.A..

For the domestic market, Telecom Italia Group has adopted a new “customer centric” organization; this change involved a new manner of representing the Domestic Business Unit. For further details, please see Telecom Italia Group Consolidated Results.

2009 Third Quarter Financial Report	Summary Selected Financial And Statistical Information

SUMMARY SELECTED FINANCIAL AND STATISTICAL INFORMATION

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as follows:

•	with respect to the separate consolidated income statement information, the unaudited financial data for the nine month periods ended September 30, 2009 and 2008 (recast data); and

•	with respect to the statement of financial position information, the unaudited financial data as of September 30, 2009 and as of December 31, 2008 (recast data).

In the opinion of the management of Telecom Italia, the unaudited interim consolidated financial data of the Telecom Italia Group reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Telecom Italia Group’s consolidated results of operations for the unaudited interim periods. Results for the nine month period ended September 30, 2009, are not necessarily indicative of results that may be expected for the entire year.

Furthermore in the nine months ended September 30, 2009 there were no material events or transactions (e.g. business combinations, disposals, significant transactions with related parties, including intragroup transactions) which would have required a specific disclosure in this report.

This financial information was prepared applying the same accounting policies and methods of computation as compared with our Consolidated Financial Statements as of December 31, 2008 included in Telecom Italia S.p.A.’s Annual Report on Form 20-F, except that certain new standards and interpretations came into effect beginning January 1, 2009 including IFRIC 13 (Customer Loyalty Programmes) that has been retrospectively applied. As a consequence of the application of IFRIC 13, the comparative data of the corresponding periods of the year 2008 has been appropriately retrospectively adjusted and referred to as “recast” in the interim financial information throughout this document. The financial statements included in our 2008 Form 20-F have not been recast and do not give effect to the retrospective application of IFRIC 13. In addition, certain non-GAAP financial measures are presented.

2009 Third Quarter Financial Report	Summary Selected Financial And Statistical Information

	Three months ended September 30,		Nine months ended September 30,
Separate Consolidated Income Statement Data:	2009(1) (Unaudited)	2008(1) (Recast) (Unaudited)	2009(1) (Unaudited)	2008(1) (Recast) (Unaudited)
	(millions of euros, except percentages, ratios, employees and per share amounts)
Revenues	6,764	7,273	20,188	21,520

Operating profit	1,608	1,579	4,293	4,145

Profit before tax from continuing operations	1,069	856	2,676	2,257

Profit from continuing operations	748	499	1,707	1,737
Profit (loss) from Discontinued operations/Non-current assets held for sale	(541)	120	(559)	(33)

Profit for the period	207	619	1,148	1,704
Of which:
• Profit attributable to owners of the Parent (2)	201	626	1,165	1,743

Investments:
• Capital expenditures	1,076	952	2,998	3,728
• Financial	—	1	4	1

	Nine months ended September 30,
	2009(1) (Unaudited)	2008(1) (Recast) (Unaudited)
Financial Ratios
• Revenues/Employees (average number in the Telecom Italia Group)	286.0	291.8

• Operating profit/Revenues (ROS)(%)	21.3	19.3

• Ratio of earnings to fixed charges(3)	2.62	2.29

Employees, average number in the Group, including personnel with temp work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	70,574	73,746
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	2,231	3,580

Basic and Diluted earnings per Share (EPS)(4):
• Ordinary Share	0.06	0.09
• Savings Share	0.07	0.10
Of which:
– From continuing operations:
• Ordinary Share	0.09	0.09
• Savings Share	0.10	0.10
– From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	(0.03)	—
• Savings Share	(0.03)	—

2009 Third Quarter Financial Report	Summary Selected Financial And Statistical Information

	As of September 30, 2009(1) (Unaudited)	As of December 31, 2008 (Recast) (Unaudited)
	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total Assets	84,041	85,650

Equity:
• Equity attributable to owners of the Parent	26,136	26,095
• Equity attributable to Minority Interest	853	730

Total Equity	26,989	26,825

Total liabilities	57,052	58,825

Total equity and liabilities	84,041	85,650

Share capital(5)	10,585	10,591

Net Financial Debt(6)	35,506	34,039

Employees, number in the Group at period-end, including personnel with temp work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at period-end)	72,560	77,825

Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at period-end)	2,283	—

	Nine months ended September 30,
	2009(1) (Unaudited)	2008(1) (Recast) (Unaudited)
	(millions of euros)
Cash Flows from (used in) Operating Activities	3,812	5,759
Cash Flows from (used in) Investing Activities	(3,793)	(3,713)
Cash Flows from (used in) Financing Activities	(1,007)	(2,884)
Cash Flows from (used in) Discontinued operations/Non-current assets held for sale	30	(41)

Aggregate Cash Flows	(958)	(879)

2009 Third Quarter Financial Report	Summary Selected Financial And Statistical Information

	As of and for the period ended
	September 30, 2009	December 31, 2008	September 30, 2008
Statistical Data:
Domestic fixed:
Fixed-line network connections in Italy at period-end (thousands)	18,854	20,031	20,539
Physical accesses (Consumer and Business) at period-end (thousands)	16,358	17,352	17,786
Voice pricing plans (thousands)	5,451	5,834	5,919
Broadband accesses in Italy at period-end (thousands)	8,567	8,134	7,914
Of which retail (thousands)	6,921	6,754	6,610
Virgilio average daily page views during the period (millions)	45.0	44.8	44.0
Virgilio average daily single visitors (millions)	3.1	2.5	2.4
Network infrastructure in Italy:
• access network in copper (millions of km—pair)	109.3	109.3	106.8
• access and carrier network in optical fiber (millions of km—fiber)	3.9	3.9	3.9
Network infrastructure abroad:
• European backbone (km of fiber)	55,000	55,000	55,000
• Mediterranean (km of submarine cable)	7,000	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000
Total Traffic:
Minutes of traffic on the fixed-line network (billions)	100.6	144.3	107.7
• Domestic traffic	86.6	125.3	93.7
• International traffic	14.0	19.0	14.0
Domestic Mobile:
Number of lines at period-end (thousands)	31,921	34,797	35,274
Of which prepaid lines (thousands)(7)	25,598	28,660	29,279
Change in lines (%)	(8.3)	(4.2)	(2.9)
Churn rate(8)	21.6	23.6	17.6
Total outgoing traffic per month (millions of minutes)	2,974	3,054	3,065
Total outgoing and incoming traffic per month (millions of minutes)	4,222	4,316	4,323
Average monthly revenues per line(9)	19.9	20.0	20.6
Brazil:
Number of lines at period-end (thousands)	39,600	36,402	35,206
Media:
La7 audience share Free to Air (analog mode) (average during period, in %)	3.0	3.1	3.1
La7 audience share Free to Air (analog mode) (last month of period, in %)	3.0	3.0	3.0

(1)	Starting from the three months ended September 30, 2009, owing to the planned sale of the Broadband business in Germany, HanseNet has been treated as a Discontinued operations/Non-current asset held for sale. For separate consolidated income statement data and consolidated statement of cash flow data all periods presented for comparison purposes have been recast.
(2)	For the purposes of IFRS, “Parent”, as used in this Report, means Telecom Italia S.p.A.
(3)	For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:
–	profit before tax from continuing operations;
–	“fixed charges” (as defined below);
–	amortization of capitalized interest and issue debt discounts or premiums;
–	dividends from associates and joint ventures accounted for using the equity method; and
–	share of losses of associates and joint ventures accounted for using the equity method, and then subtracting:
–	capitalized interest for the applicable period; and
–	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:
–	interest expenses (both expensed and capitalized);
–	issue costs and any original issue debt discounts or premiums; and
–	an estimate of the interest within rental expense for operating leases.

2009 Third Quarter Financial Report	Summary Selected Financial And Statistical Information

(4)	In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Telecom Italia Group’s profit available to shareholders by the weighted average number of shares outstanding during the period, excluding treasury shares. Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

•	Ordinary Shares was 13,221,518,050 for the nine months ended September 30, 2009 and 13,252,198,965 for the nine months ended September 30, 2008; and

•	Savings Shares was 6,026,120,661 for the nine months ended September 30, 2009 and 6,026,120,661 for the nine months ended September 30, 2008.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group’s profit is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(5)	Share capital represents share capital issued net of the par value of treasury shares.
(6)	Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see item “Non-GAAP Financial Measures” included elsewhere herein.
(7)	Excludes "not-human" Subscriber Identity Modules (SIM).
(8)	The data refers to total lines. The churn rate for the period represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(9)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards and revenues from non-domestic traffic) as a percentage of the average number of lines.

2009 Third Quarter Financial Report	Non-Gaap Financial Measures

NON-GAAP FINANCIAL MEASURES

In this report, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”).

As described in more detail below, such financial data is presented as additional information for Telecom Italia’s investors and should not be considered as substitutes for or confused with IFRS financial measures.

In this report the only non-GAAP measure utilized relates to Net Financial Debt.

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations (represented by gross debt) by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Minority Interest), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets. Our management believes that our financial structure is sufficient to achieve our business plan and financial targets. Our management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and outside Italy, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts.

Net Financial Debt as of September 30, 2009 and December 31, 2008 (recast) is calculated as follows:

2009 Third Quarter Financial Report	Non-Gaap Financial Measures

	As of September 30, 2009 (Unaudited)	As of December 31, 2008 (Recast) (Unaudited)
	(millions of euros)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
–Bonds	26,745	25,680
–Amounts due to banks, other financial payables and liabilities	8,770	9,134
–Finance lease liabilities	1,584	1,713

	37,099	36,527

Current financial liabilities (Short-term debt), excluding financial liabilities relating to with Discontinued operations/Non-current assets held for sale
–Bonds	3,021	4,497
–Amounts due to banks, other financial payables and liabilities	3,056	1,496
–Finance lease liabilities	229	274

	6,306	6,267

Financial liabilities relating to Discontinued operations/Non-current assets held for sale	659	—

GROSS FINANCIAL DEBT (A)	44,064	42,794

FINANCIAL ASSETS
Non-current financial assets
–Securities other than investments	(14)	(15)
–Financial receivables and other financial assets	(1,678)	(2,648)

	(1,692)	(2,663)

Current financial assets, excluding financial assets relating to Discontinued operations/Non-current assets held for sale
–Securities other than investments	(1,447)	(185)
–Financial receivables and other current financial assets	(930)	(491)
–Cash and cash equivalents	(4,440)	(5,416)

	(6,817)	(6,092)

Financial assets relating to Discontinued operations/Non-current assets held for sale	(49)	—

FINANCIAL ASSETS (B)	(8,558)	(8,755)

NET FINANCIAL DEBT (A-B)	35,506	34,039

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

TELECOM ITALIA GROUP RESULTS OF OPERATIONS FOR THE THREE AND THE NINE MONTHS

ENDED SEPTEMBER 30, 2009 COMPARED TO THE THREE AND THE NINE MONTHS ENDED SEPTEMBER 30, 2008

The information in this section should be read in conjunction with the Telecom Italia Group’s Unaudited Interim Consolidated Financial Statements, and the Notes thereto, included elsewhere in this Telecom Italia’s 2009 Third Quarter Financial Report 6-K.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008 (Recast)	2009	2008 (Recast)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(millions of euros)
Separate Consolidated Income Statement Data:
Revenues	6,764	7,273	20,188	21,520
Other income	48	64	184	215

Total operating revenues and other income	6,812	7,337	20,372	21,735

Acquisition of goods and services	(2,762)	(3,235)	(8,362)	(9,453)
Employee benefits expenses	(834)	(867)	(2,737)	(3,088)
Other operating expenses	(348)	(386)	(1,078)	(1,236)
Changes in inventories	(8)	45	(32)	63
Internally generated assets	119	117	363	377
Depreciation and amortization	(1,379)	(1,426)	(4,178)	(4,272)
Gains (losses) on disposals of non-current assets	(1)	(1)	(55)	25
Impairment reversals (losses) on non-current assets	9	(5)	—	(6)

Operating profit	1,608	1,579	4,293	4,145

Share of profits (losses) of associates and joint ventures accounted for using the equity method	16	16	49	53
Other income (expenses) from investments	—	—	(34)	2
Finance income	670	272	2,206	1,795
Finance expenses	(1,225)	(1,011)	(3,838)	(3,738)

Profit before tax from continuing operations	1,069	856	2,676	2,257
Income tax expense	(321)	(357)	(969)	(520)

Profit from continuing operations	748	499	1,707	1,737
Profit (loss) from Discontinued operations/Non-current assets held for sale	(541)	120	(559)	(33)

Profit for the period	207	619	1,148	1,704
Of which:
• Profit attributable to owners of the Parent	201	626	1,165	1,743
• Profit (loss) attributable to Minority Interest	6	(7)	(17)	(39)

¢ Telecom Italia Group Consolidated Results

The following table summarizes the main factors which affected the change in consolidated profit attributable to owners of the Parent in the nine months ended September 30, 2009:

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

❖ REVENUES

Revenues amounted to 20,188 million euros in the nine months ended September 30, 2009, a reduction of 6.2% compared to 21,520 million euros in the same period of 2008 (-1,332 million euros).

The breakdown of revenues by operating segment is the following:

	Nine months ended September 30,
	2009 (Unaudited)		2008 (Recast) (Unaudited)
	Consolidated Revenues	% of Consolidated Revenues	Consolidated Revenues	% of Consolidated Revenues
	(millions of euros, except percentages)
Domestic	16,233	80.4	17,119	79.5
Brazil	3,622	17.9	3,973	18.5
Media, Olivetti and Other Operations	498	2.5	638	3.0
Adjustments and eliminations	(165)	(0.8)	(210)	(1.0)

Total revenues	20,188	100.0	21,520	100.0

With regard to the new “customer centric” organization which the Telecom Italia Group has adopted for the domestic market, the manner of representing the Domestic Business Unit has changed from the one presented in the 2008 Annual Report in which such information had been organized by fixed and mobile technology. For further details, please see Business Units Financial Data – Domestic.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

The Domestic Business Unit (divided into Core Domestic and International Wholesale) has suffered overall from the negative market scenario in the last nine months, although the reduction in fixed telephone market revenues was less affected than the mobile telephone business where revenues have fallen compared to the previous quarters.

In particular, the change in Core Domestic Revenues (telecommunications activities regarding the domestic market, in its new representation by sales business segment reported below) during the first nine months of 2009 reflects the following:

•

a contraction in Consumer segment revenues (-674 million euros, -7.5%), largely attributable to business areas with low margins (in particular: mobile segment product revenues -220 million euros and mobile segment content revenues -50 million euros,) while growth was reported for Broadband in both fixed (+86 million euros, +13%) and mobile (+51 million euros, +21%) areas;

•

a fall in Business segment revenues (-289 million euros, -9.3%), which, to a greater extent than the other markets, was hurt by the decline in consumption owing to the aforementioned economic picture and the contrasting impact of competition in the fixed telephony area, particularly regarding Telecom Italia’s customer win-back procedure. Nevertheless, positive trends have been consolidated in these circumstances such as the stability of fixed internet revenues and the steady growth of mobile browsing revenues;

•	a limited reduction in the Top segment (-4.0%) driven by strong growth in ICT solutions and packages (+15.2%), a stable mobile area and a fall in fixed business;

•	a significant increase in the National Wholesale segment (+224 million euros) generated by the growth of the customer base of alternative operators.

For the three months ended September 30, 2009, revenues decreased by 7.0% to 6,764 million euros from 7,273 million euros for the three months ended September 30, 2008.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three and The Nine Months Ended September 30, 2009

❖ OTHER INCOME

Details are as follows:

	Nine months ended September 30,		Change
	2009 (Unaudited)	2008 (Recast) (Unaudited)
	(millions of euros)
Late payment fees charged for telephone services	53	67	(14)
Recovery of employee benefit expenses, acquisition of goods and services	33	37	(4)
Capital and operating grants	40	33	7
Damage compensations, penalties and sundry recoveries	18	53	(35)
Sundry income	40	25	15

Total	184	215	(31)

❖ OPERATING EXPENSES

Our operating expenses amounted to 16,079 million euros in the nine months ended September 30, 2009, a reduction of 8.6% compared to 17,590 million euros in the same period of 2008 (-1,511 million euros); such decrease is detailed as follows:

•	Acquisition of goods and services

Acquisition of goods and services was 8,362 million euros for the nine months ended September 30, 2009, a reduction of 1,091 million euros (-11.5%) compared to the nine months ended September 30, 2008 (9,453 million euros) partly due to the exchange rate effect, particularly that of the Brazil Business Unit (-220 million euros). There was a reduction of costs across all areas of expenses, particularly with respect to the portion of revenues to be paid to other operators and purchases of goods by the Domestic Business Unit.

In detail:

	Nine months ended September 30,		Change
	2009 (Unaudited)	2008 (Recast) (Unaudited)
	(millions of euros)
Purchases of goods	1,285	1,695	(410)
Portion of revenues to be paid to other operators and interconnection costs	3,223	3,755	(532)
Commercial and advertising costs	1,412	1,423	(11)
Power, maintenance and outsourced services	914	940	(26)
Rent and leases	429	426	3
Other service expenses	1,099	1,214	(115)

Total acquisition of goods and services	8,362	9,453	(1,091)

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three and The Nine Months Ended September 30, 2009

•	Employee benefits expenses

Details are as follows:

	Nine months ended September 30,
	2009 (Unaudited)	2008 (Recast) (Unaudited)	Change
	(millions of euros)
Employee benefits expenses – Italian companies:
Expenses and costs of ordinary employees	2,543	2,568	(25)
Expenses for mobility agreements under Law 223/91	—	287	(287)

Total employee benefits expenses – Italian companies	2,543	2,855	(312)

Total employee benefits expenses – Foreign companies	194	233	(39)

Total employee benefits expenses	2,737	3,088	(351)

In the Italian component of employee benefits expenses, the decrease of 25 million euros resulted from the reduction in the average number of the salaried workforce (-2,548 compared to the nine months ended September 30, 2008, at the same scope of consolidation) and is mainly offset by the effect of the June 2008 increase in minimum salaries established by the TLC collective national labor contract and estimated TLC labor contract expenses for the current year.

Employee benefits expenses in the nine months ended September 30, 2008 also included expenses amounting to 287 million euros for the start of mobility procedures under Law 223/91 by the Parent, Telecom Italia.

In the foreign component of employee benefits expenses, the decrease of 39 million euros is largely due to the reduction in the average number of the salaried headcount (-129 average units compared to the nine months ended September 30, 2008, at the same scope of consolidation), to the exchange rate effect of the Brazil Business Unit (-18 million euros) and also to the exclusion from the scope of consolidation of the Entel Bolivia group (-4 million euros).

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

The average number of the salaried workforce is the following:

	Nine months ended September 30,
	2009 (Unaudited)	2008 (Recast) (Unaudited)	Change
	(units)
Average salaried workforce – Italy	60,731	63,279	(2,548)
Average salaried workforce – Foreign(1)	9,843	10,467	(624)

Total average salaried workforce(2)	70,574	73,746	(3,172)
Non-current assets held for sale – Foreign(3)	2,231	3,580	(1,349)

Total average salaried workforce – including Non-current assets held for sale	72,805	77,326	(4,521)

(1)	The change compared to the nine months ended September 30, 2008 includes a reduction due to the exclusion of a 495 average employees of the Entel Bolivia group.
(2)	The total includes people with temp work contracts: 395 average employees in the nine months ended September 30, 2009 (of which a 350 average employees in Italy and a 45 average foreign employees); a 1,132 average employees in the nine months ended September 30, 2008 (of which a 1,072 average employees in Italy and a 60 average foreign employees).
(3)	The first nine months of 2009 include the average salaried headcount of HanseNet (2,231); the first nine months of 2008 comprised the average salaried headcount of HanseNet (2,571) and the Liberty Surf group, sold at the end of August 2008 (1,009).

Employees at September 30, 2009 consist of the following:

	As of September 30, 2009 (Unaudited)	As of December 31, 2008 (Recast) (Unaudited)	Change
	(units)
Employees – Italy	62,485	64,242	(1,757)
Employees – Foreign	10,075	11,078	(1,003)

Total(1)	72,560	75,320	(2,760)

Non-current assets held for sale – Foreign	2,283	2,505	(222)

Total salaried workforce – including Non-current assets held for sale	74,843	77,825	(2,982)

(1)	Includes employees with temp work contracts: 110 at 9/30/2009 (of which 84 in Italy and 26 foreign) and 782 at 12/31/2008 (of which 721 in Italy and 61 foreign).

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

•	Other operating expenses

Other operating expenses amounted to 1,078 million euros, a decrease of 158 million euros compared to the first nine months of 2008 (1,236 million euros). The change is related in part to the exchange effect of the Brazil Business Unit (-70 million euros).

Details are as follows:

	Nine months ended September 30,
	2009 (Unaudited)	2008 (Recast) (Unaudited)	Change
	(millions of euros)
Writedowns and expenses in connection with credit management	391	504	(113)
Accruals to provisions	55	80	(25)
Telecommunications operating fees and charges	230	246	(16)
Taxes on revenues of Brazilian companies	194	216	(22)
Indirect duties and taxes	96	98	(2)
Penalties, compensation and administrative sanctions	59	41	18
Association dues and fees, donations, scholarships and traineeships	19	18	1
Sundry expenses	34	33	1

Total operating expenses	1,078	1,236	(158)

Writedowns and expenses in connection with credit management include 268 million euros referring to the Domestic Business Unit (260 million euros in the nine months ended September 30, 2008), 120 million euros to the Brazilian Business Unit (241 million euros in the nine months ended September 30, 2008, which recorded higher writedowns for one specific sales channel).

Accruals to provisions, recorded mainly for pending disputes, include 33 million euros relating to the Domestic Business Unit (47 million euros in the nine months ended September 30, 2008) and 18 million euros relating to the Brazilian Business Unit (28 million euros in the nine months ended September 30, 2008).

Penalties, compensation and administrative sanctions refer entirely to the Domestic Business Unit; in the nine months ended September 30, 2009, the amount also includes expenses in connection with a settlement with another operator.

•	Depreciation and amortization

Details are as follow:

	Nine months ended September 30,
	2009 (Unaudited)	2008 (Recast) (Unaudited)	Change
	(millions of euros)
Amortization of intangible assets with a finite useful life	1,676	1,747	(71)
Depreciation of tangible assets – owned and leased	2,502	2,525	(23)

Total	4,178	4,272	(94)

The reduction in depreciation and amortization charges is mainly in connection with the Domestic Business Unit (-33 million euros) and, for the remaining balance, the net effect between the change in the Brazilian real/euro exchange rate (-78 million euros) and higher depreciation and amortization charges by the Brazil Business Unit.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

•	Net losses on disposals of non-current assets

Net losses on disposals of non-current assets was 55 million euros in the nine months ended September 30, 2009 and includes:

•	the negative impact for a total of 39 million euros connected with the final divestiture of the credit management software developed for the fixed consumer clientele of the Domestic Business Unit;

•	the negative impact of 11 million euros on the sale of a 60% stake in Telecom Media News S.p.A. by Telecom Italia Media S.p.A..

In the nine months ended September 30, 2008, this line item had included net gains of 25 million euros mainly in reference to the sale of properties.

❖ OPERATING PROFIT

Operating Profit was 4,293 million euros in the nine months ended September 30, 2009, an increase of 148 million euros compared to the nine months ended September 30, 2008 (+3.6%). The Operating margin increased from 19.3% in the nine months ended September 30, 2008 to 21.3% in the nine months ended September 30, 2009.

For the three months ended September 30, 2009, Operating profit was equal to 1,608 million euros (1,579 million euros for the three months ended September 30, 2008), an increase of 1.8%.

The Operating profit margin was 23.8% for the three months ended September 30, 2009 (21.7% for the three months ended September 30, 2008).

❖ SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

	Nine months ended September 30,
	2009 (Unaudited)	2008 (Recast) (Unaudited)	Change
	(millions of euros)
ETECSA	44	40	4
Other	5	13	(8)

Total	49	53	(4)

❖ OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments in the nine months ended September 30, 2009 amounted to a negative 34 million euros and included the writedown of 39 million euros on the 19.37% investment in the Italtel Group. The amount of the investment, recorded at cost, was written off on the basis of a valuation backed by a specific report on its estimated value, conducted by an independent appraiser. The line item also includes gains, net of the relative transaction expenses of 3 million euros, on the disposals, in early 2009, of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which had already been classified in Non-current assets held for sale at December 31, 2008.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

❖ FINANCE INCOME (EXPENSES)

Details are as follows:

	Nine months ended September 30,
	2009 (Unaudited)	2008 (Recast) (Unaudited)	Change
	(millions of euros)
Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	5	(190)	195
Income (expenses) on bond buybacks	—	49	(49)
Early closing of cash flow derivatives	15	14	1
Writedown of receivables from Lehman Brothers	—	(51)	51
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(1,652)	(1,765)	113

Total	(1,632)	(1,943)	311

The change in finance income (expenses) was impacted by the following:

•

the overall reduction in interest rates and the positive change in the fair value adjustments of positions that qualified for hedge accounting and the improvement in the fair value measurement of the call options on Sofora;

•

the writedown of receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc. in the nine month of 2008 and arising on the transactions in derivative instruments hedging financial risks on existing financial liabilities; and

•

lower income on bond buybacks. Such bond repurchase transactions, although having no impact in terms of finance income (expences) in the nine months ended September 30, 2009 (income of 49 million euros in the nine months ended September 30, 2008), will give rise to lower finance expenses prospectively and constitute an efficient alternative investment of liquidity.

For the three months ended September 30, 2009, finance income (expenses) was a net expense of 555 million euros (a net expense of 739 million euros for the three months ended September 30, 2008). The improvement of 184 million euros was not only due to the cited overall reduction in interest rates but also to the fair value measurement of the call options on Sofora share capital (unchanged for the three months ended September 30, 2009 compared to a writedown of 80 million euros for the three months ended September 30, 2008). Moreover, receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc. had been written down in the three months ended September 30, 2008.

❖ INCOME TAX EXPENSE

Income tax expense was 969 million euros in the nine months ended September 30, 2009, an increase of 449 million euros compared to the same period of the prior year (520 million euros in the nine months ended September 30, 2008).

In particular, pursuant to Law No. 244 dated December 24, 2007, in the nine months ended September 30, 2008 Italian entities which in prior years had accelerated the tax depreciation of their non-current assets were allowed to revalue these non-current assets for tax purposes, realigning the tax basis to their book basis, by paying in three installments over 24 months a substitute tax. Telecom Italia and some of its Italian subsidiaries decided to take advantage of this tax opportunity and recorded a provision for such a substitute tax for a total amount of 532 million euros. Since the payment of the substitute tax effectively increased the tax basis of these depreciable assets, the temporary difference between the carrying amount of the non-current assets and their tax basis was eliminated, the deferred tax liabilities recorded in prior years pertaining to these temporary differences were reversed and in the nine months ended September 30,

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

2008 the separate income statement line item “income tax expense” benefited from a 1,046 million euros liability reversal. Net of such effect, income tax expense would decrease by 66 million euros.

For the three months ended September 30, 2009, income tax expense was 321 million euros (357 million euros for the three months ended September 30, 2008).

❖ LOSS FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

For the first nine months of 2009, this line item totaled -559 million euros and included:

•	the writedown of 540 million euros on the goodwill allocated to Broadband activities in Germany in order to adjust the carrying amount of HanseNet to fair value less cost to sell value;

•

the loss on consolidation of HanseNet, for -19 million euros, including the negative impact of the amortization of the customer relationship and the audience agreement which arose following the acquisition of the AOL internet business in Germany.

During the first nine months of 2008, this line item totaled -33 million euros and included the gain on the sale of the entire investment in Liberty Surf Group S.A.S. (160 million euros) finalized in August 2008, the loss on consolidation of the Liberty Surf group up to the date of its sale (188 million euros) and the loss on consolidation of HanseNet (-5 million euros).

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

¢ Business Units Financial Data

The data of the Telecom Italia Group is presented in this 2009 Third Quarter Financial Report according to the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the relative support activities;

•	Brazil Business Unit: includes telecommunications operations in Brazil;

•	Media Business Unit: includes television network operations and management;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems and office products; and

•	Other operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

As a result of including HanseNet in Discontinued operations in the third quarter of 2009, the European BroadBand Business Unit is no longer presented. The other companies of that business unit have become part of Other operations. For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately recast:

		Domestic	Brazil	Media		Olivetti		Other operations	Adjustments and eliminations		Consolidated Total
(millions of euros, except number of employees)
Revenues(1)	Nine months ended September 30, 2009 Nine months ended September 30, 2008(2)	16,233 17,119	3,622 3,973	162 210		219 252		117 176	(165 (210	) )	20,188 21,520

Operating profit (loss)	Nine months ended September 30, 2009 Nine months ended September 30, 2008(2)	4,298 4,187	85 71	(62 (93	) )	(22 (28	) )	(20 2)	14 6		4,293 4,145

Capital expenditures	Nine months ended September 30, 2009 Nine months ended September 30, 2008(2)	2,418 2,646	539 1,073	40 34		3 2		6 14	(8 (41	) )	2,998 3,728

Number of employees(3)	As of September 30, 2009 As of December 31, 2008(2)	60,298 61,816	9,319 10,285	821 967		1,101 1,194		1,021 1,058	— —		72,560 75,320

(1)	Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(2)	For purposes of comparison, the data of nine months ended September 30, 2008 and the data at December 31, 2008 have been recast.
(3)	The number of employees at period-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temp work contracts.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

❖ DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Domestic Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

With respect to the new “customer centric” organization which the Telecom Italian Group has adopted for the domestic market, the manner of representing the Business Unit has changed from the one presented in the 2008 Annual Report in which such information had been organized by fixed and mobile technology businesses.

The principal operating and financial data of the Business Unit is now reported according to two Cash-generating units (CGU):

•

Core Domestic: includes all telecommunications activities inherent to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the new “customer centric” organizational model are as follows:

•

Consumer: comprises the aggregate of voice and internet services and products managed and developed for persons and families in the fixed and mobile telecommunications markets, public telephony and the web portal/services of the company Matrix;

•

Business: is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for the SMEs (small and medium-sized enterprises) and SOHO (Small Office Home Office) in the fixed and mobile telecommunications markets;

•

Top: comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for the Top, Large Account and Enterprise clientele in the fixed and mobile telecommunications area;

•	National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile operators in the domestic market;

•	Other (support structures) includes:

¡	Technology & Operations: services related to the development, building and operation of network infrastructures, real estate properties – plant and information technology, in addition to delivery and assurance processes regarding clientele services;
¡	Staff & Other: services carried out by staff functions and support activities conducted by minor companies of the Group (Telenergia) offered to the market and other Business Units.

•

International Wholesale: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISP/ASP (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

Core Domestic

	Three months ended September 30,		Nine months ended September 30,
	2009 (Unaudited) (a)	2008 (Recast) (Unaudited) (b)	2009 (Unaudited) (c)	2008 (Recast) (Unaudited) (d)
						Change %
						(a-b)/b	(c-d)/d
	(millions of euros, except percentages and employees)
Revenues (1)	5,078	5,446	15,415	16,296		(6.8)	(5.4)
• Consumer	2,763	3,034	8,307	8,981		(8.9)	(7.5)
• Business	895	1,003	2,806	3,095		(10.8)	(9.3)
• Top	868	924	2,684	2,796		(6.1)	(4.0)
• National Wholesale	506	425	1,480	1,256		19.1	17.8
• Other	46	60	138	168		(23.3)	(17.9)
Operating profit	1,536	1,483	4,138	4,005		3.6	3.3
% of Revenues	30.2	27.2	26.8	24.6		—	—
Capital expenditures	795	673	2,373	2,547		18.1	(6.8)
Employees at period-end (units)	—	—	59,011	60,539	(2)	—	(2.5)

(1)	The amounts indicated are net of intrasegment transactions.
(2)	The number of employees is referred to December 31, 2008.

As far as the impact on margins is concerned, the decline in revenues in the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008 (-881 million euros) is largely compensated by a corresponding reduction in related costs (referring to the portion of revenues to be paid to other telecommunications operators and purchases of merchandise for resale).

For the three months ended September 30, 2009, revenues amounted to 5,078 million euros (5,446 million euros in the corresponding period of 2008), a reduction of 368 million euros compared to the three months ended September 30, 2008 (-6.8%).

In particular, as regards the market segments, the following changes compared to the corresponding period of 2008 are noted:

•

Consumer: the reduction in revenues is 674 million euros (-7.5%) and is attributable to: lower access and fixed traffic revenues (-156 million euros, -8%) and outgoing Mobile traffic (-147 million euros, -12%) owing to the contraction of the customer base, the impact of the change in regulated interconnection rates, particularly income from termination on the mobile network which was down 124 million euros, of which 92 million euros was due to the effect of rates, the decrease in traditional value-added service revenues (messaging -51 million euros, -8%) and content revenues (-50 million euros, -25%) and the drop in product sales volumes (-220 million euros, of which -192 million euros refers to mobile devices).

Such changes in the traditional business areas were in part offset by the growth of the customer base and broadband service revenues on the fixed network (+86 million euros, +13%) and mobile network (+51 million euros, +21%);

•

Business: the contraction in revenues (-289 million euros, -9.3%) is mainly due to the continuation of the economic difficulties encountered by the small and medium-sized business segment which adversely affected consumption. Both areas show marked reductions: Fixed, -11% compared to the corresponding period of 2008 but in line with the previous quarters, and Mobile, -8%. Nevertheless, the segment consolidated the stable gain in fixed internet revenues and the growth of mobile browsing revenues (+26% for the three months ended September 30, 2009 compared to the same period of 2008);

•

Top: revenue performance (-112 million euros, -4.0%) is the outcome of three different factors: a strong growth in ICT solutions and packages (+15.2%) with an increase in market share from around 7% for the first nine months of 2008 to 11% for the first nine months of 2009, an improvement in the mobile area (up 1.4% for the three months ended September 30, 2009) as well

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

as the ongoing contraction of the fixed-line area, partly in connection with the economic environment and the consequent reduction of consumption by companies;

•

National Wholesale: the increase in revenues (+224 million euros, +17.8%) is generated by the growth of the OLO (Other Licensed Operators) customer base on Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

International Wholesale

	Three months ended September 30,		Nine months ended September 30,
	2009 (Unaudited) (a)	2008 (Recast) (Unaudited) (b)	2009 (Unaudited) (c)	2008 (Recast) (Unaudited) (d)
						Change %
						(a-b)/b	(c-d)/d
	(millions of euros, except percentages)
Revenues	421	456	1,298	1,357		(7.7)	(4.3)
Operating profit	52	59	167	181		(11.9)	(7.7)
• % of Revenues	12.4	12.9	12.9	13.3
Capital expenditures	16	21	47	99		(23.8)	(52.5)
Employees at period-end (units)			1,287	1,277	(1)		0.8

(1)	The number of employees is referred to December 31, 2008.

In the nine months ended September 30, 2009, International Wholesale (Telecom Italia Sparkle group) reported revenues of 1,298 million euros, down 59 million euros compared to the nine months ended September 30, 2008 (-4.3%) owing to the reduction of voice services in the captive market and revenues from third parties. The positive trend of the IP/Data, Multinational Corporations and Consulting businesses in part offset the above reduction in voice services.

For three months ended September 30, 2009, revenues were 421 million euros, a reduction of 35 million euros compared to the three months ended September 30, 2008 (-7.7%).

***

In addition to the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports of the previous periods.

Revenues

Revenues of the Domestic Business Unit by technology and market segment are reported below:

	Nine months ended September 30,
	2009 (Unaudited)			2008 (Recast) (Unaudited)			Change %
Market segment	Total	Fixed(1)	Mobile(1)	Total	Fixed(1)	Mobile(1)	Total	Fixed(1)	Mobile(1)
	(millions of euros)
Consumer	8,307	3,776	4,755	8,981	3,973	5,283	(7.5)	(5.0)	(10.0)
Business	2,806	1,861	989	3,095	2,080	1,074	(9.3)	(10.5)	(7.9)
Top	2,684	2,140	613	2,796	2,226	614	(4.0)	(3.9)	(0.2)
National Wholesale	1,480	2,028	119	1,256	1,684	76	17.8	20.4	56.6
Other (support structures)	138	141	20	168	116	38

Total Core Domestic	15,415	9,946	6,496	16,296	10,079	7,085	(5.4)	(1.3)	(8.3)

International Wholesale	1,298	1,298	—	1,357	1,357	—	(4.3)	(4.3)	—
Eliminations	(480)	(280)	—	(534)	(308)	—	—	—	—

Total Domestic	16,233	10,964	6,496	17,119	11,128	7,085	(5.2)	(1.5)	(8.3)

(1)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

Fixed Telecommunications

In the nine months ended September 30, 2009, revenues of the fixed telecommunications area amounted to 10,964 million euros, a decrease of 164 million euros (-1.5%) compared to the corresponding period of the prior year.

At September 30, 2009, the number of retail voice accesses was approximately 16.4 million (-994,000 accesses compared to December 31, 2008). The wholesale customer portfolio increased and at September 30, 2009 reached approximately 5.9 million accesses (+953,000 accesses compared to December 31, 2008). The overall access market was substantially in line with December 2008.

The total broadband portfolio at September 30, 2009 was equal to 8.6 million accesses (+433,000 accesses compared to December 31, 2008), of which retail was 6.9 million and wholesale was 1.7 million.

The following chart shows the trend of revenues in the major business areas:

Retail voice

	Nine months ended September 30,
	2009 (Unaudited)		2008 (Recast) (Unaudited)		Change
		%		%		%
	(millions of euros, except percentages)
Traffic	2,059	40.1	2,357	41.4	(298)	(12.6)
Accesses	2,641	51.4	2,782	48.9	(141)	(5.1)
VAS services	156	3.0	196	3.5	(40)	(20.4)
Telephone products	284	5.5	353	6.2	(69)	(19.5)

Total Retail Voice	5,140	100.0	5,688	100.0	(548)	(9.6)

Retail voice revenues, in all market segments, showed an ongoing reduction in the customer base and traffic volumes due to the competitive environment in which the company operates. In addition there was a reduction in regulated fixed-mobile termination rates and the discontinuance of certain mandatory or voluntary Premium services offered by the company: in fact, VAS service revenues decreased by 40 million euros compared to the nine months ended September 30, 2008.

The economic impact in terms of lower revenues from accesses (-141 million euros), despite the increase in

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

subscriber charges which came into effect on February 1, 2009 for the domestic business, is compensated by the expansion of national wholesale services (+134 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals).

Internet

	Nine months ended September 30,
	2009 (Unaudited)		2008 (Recast) (Unaudited)		Change
		%		%		%
	(millions of euros, except percentages)
Total Internet	1,263	100.0	1,208	100.0	55	4.6

of which content/portal	100	7.9	81	6.7	19	23.5

Revenues from internet were 1,263 million euros in the nine months ended September 30, 2009, an increase of 55 million euros compared to the nine months ended September 30, 2008. The Narrowband component continued to decline and represented only 2% of total revenues. The total domestic retail broadband access portfolio in the domestic market reached 6.9 million accesses, growing 167,000 compared to the end of 2008. Flat-rate packages accounted for 81.5% of the total retail broadband customer portfolio (77% at year-end 2008). IPTV services continued to gain ground in the Consumer market (the portfolio has 405,000 customers, +76,000 compared to the end of 2008) and the Virgilio portal Web packages and activities grew. The Alice Casa offering had a portfolio of 488,000 customers at September 30, 2009 (+370,000 compared to December 31, 2008) and accounted for 7.1% of the broadband portfolio compared to 1.7% at December 31, 2008.

Business Data

	Nine months ended September 30,
	2009 (Unaudited)		2008 (Recast) (Unaudited)		Change
		%		%		%
	(millions of euros, except percentages)
Leased lines	140	11.5	152	12.5	(12)	(7.9)
Data transmission	376	30.8	415	34.1	(39)	(9.4)
Data products	140	11.4	143	11.7	(3)	(2.1)
ICT services	566	46.3	508	41.7	58	11.4

Total Business Data	1,222	100.0	1,218	100.0	4	0.3

Revenues of the Business Data area rose by 4 million euros in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 (+0.3%) due to the growth of the packages offered by Telecom Italia for ICT services and products. Those revenues increased by 57 million euros (+11.2%), especially in the services area which grew by 17.5%.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

Wholesale

	Nine months ended September 30,
	2009 (Unaudited)		2008 (Recast) (Unaudited)		Change
		%		%		%
	(millions of euros, except percentages)
National Wholesale	2,124	69.5	1,785	64.6	339	19.0
International Wholesale (1)	933	30.5	978	35.4	(45)	(4.6)

Total Wholesale	3,057	100.0	2,763	100.0	294	10.6

(1)	Includes sales to the third-party market and domestic Mobile Telecommunications.

The customer portfolio of Telecom Italia’s wholesale division reached about 6.2 million accesses for voice services and 1.6 million for broadband services at the end of September 2009.

On the whole, revenues from national wholesale services for the nine months ended September 30, 2009 increased by 339 million euros (+19.0%) compared to the corresponding period of 2008. The change in wholesale revenues is related to the expansion of the customer base of alternative operators served through the various types of accesses.

Mobile Telecommunications

Mobile telecommunications revenues for the nine months ended September 30, 2009 totaled 6,496 million euros, down by 589 million euros (-8.3%) compared to the nine months ended September 30, 2008. This decline was primarily due to:

•	the contraction of traditional value-added services (text messaging) and relative to the sale of content;

•	the change in regulated interconnection rates; and

•	the reduction in the sales volume of handsets.

At September 30, 2009, the number of Telecom Italia mobile lines was approximately 31.9 million. The reduction compared to December 31, 2008 can be attributed to greater selectivity in the sales policy focusing on higher-value customers (as well as the cessation of silent lines). This strategy is confirmed by the number of postpaid lines which reached 20% of total lines compared to about 17% at December 31, 2008.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

The following chart summarizes the trend of the main types of revenues.

Outgoing voice

Outgoing voice revenues totaled 3,508 million euros in the nine months ended September 30, 2009, down by 203 million euros (-5.5%) compared to the nine months ended September 30, 2008, mainly as a result of the reduction in the customer base.

Incoming voice

Incoming voice revenues of 1,152 million euros in the nine months ended September 30, 2009 recorded a decrease of 129 million euros (-10.1%), compared to the same period of 2008, principally due to the reduction of termination prices on the mobile network and marginally also to the above-mentioned contraction in the customer base.

Value-added services (VAS)

Value-added services (VAS) revenues amounted to 1,497 million euros in the nine months ended September 30, 2009, a decrease of 5.6% compared to the nine months ended September 30, 2008. Such contraction is primarily attributable to VAS content (ring tones, logos and games) following a drop in the usage of such services caused by the general economic situation. The ratio of VAS revenues to revenues from services was approximately 24% for the nine months ended September 30, 2009, in line with the 2008 period average.

Handset sales

Handset sales revenues were 339 million euros in the nine months ended September 30, 2009, down by 169 million euros compared to the nine months ended September 30, 2008. The reduction is due to a decrease in the total quantities sold owing principally to a more selective sales policy that rationalizes the product portfolio and focuses on quality (higher percentage of advanced handsets and devices using mobile internet) and the higher margins on these same handsets and devices.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

Operating profit

Operating profit was 4,298 million euros in the nine months ended September 30, 2009, an increase of 111 million euros (+2.7%) compared to the corresponding period of 2008. The Operating profit margin was 26.5% in the nine months ended September 30, 2009 (24.5% in the nine months ended September 30, 2008).

The Operating profit performance was impacted by the change in the following line items:

•

acquisition of goods and services totaled 6,064 million euros in the nine months ended September 30, 2009, a reduction of 785 million euros (-11.5%) compared to the same period of 2008. The change was mainly due to a decrease in the amount to be paid to other operators, partly following the reduction in the termination rates of voice calls on the network of other operators from the fixed and mobile network, and lower purchases of products for resale, in addition to keeping commercial expenses in check, particularly those related to customer acquisition. Such decrease was connected with the Group’s strategy of focusing on higher-value customers; and

•

employee benefits expenses of 2,440 million euros in the nine months ended September 30, 2009, represented a decrease of 290 million euros compared to the corresponding period of 2008. In fact, in the nine months ended September 30, 2008, 287 million euros had been provided in connection with the mobility procedure under Law 223/91. Excluding such effect, employee benefits expenses recorded a decrease of 3 million euros in the nine months ended September 30, 2009; the contraction in the average headcount (-2,313 units compared to the same period of 2008) was mainly offset by the effect of the June 2008 increase in minimum salaries established by the TLC collective national labor contract and estimated TLC labor contract expenses for the current year.

The Operating profit performance can be attributed, apart from the factors above mentioned, to lower depreciation and amortization charges of 33 million euros and the fact that the first nine months of 2008 had benefited from gains recognized on the sale of properties for 25 million euros while for the first nine months of 2009, a loss of 39 million euros was recorded on the divestiture of the credit management platform for the fixed consumer clientele which, in light of the new organizational structure and the continuance of the fixed-mobile convergence process, is now no longer considered usable.

For the three months ended September 30, 2009, Operating profit was 1,587 million and increased by 45 million euros compared to the three months ended September 30, 2008 (+2.9%).

Capital expenditures

Capital expenditures totaled 2,418 million euros in the nine months ended September 30, 2009, down by 228 million euros compared to the same period of 2008. The percentage of capital expenditures to revenues was 14.9% in the nine months ended September 30, 2009 (15.5% in the nine months ended September 30, 2008). That reduction is largely due to lower commitments associated with handset packages (either rented or in connection with multi-year contracts), the optimization and the rationalization of capital expenditures for the Broadband Access network, Core Platform and Control, Service and Application Platform.

Employees

Employees were 60,298 as September 30, 2009, a reduction of 1,518 units compared to December 31, 2008.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three and The Nine Months Ended September 30, 2009

❖ BRAZIL

The following table sets forth, for the periods indicated, certain financial and other data for the Brazil Business Unit.

	Three months ended September 30,		Nine months ended September 30,			Three months ended September 30,		Nine months ended September 30,
	2009 (Unaudited)	2008 (Recast) (Unaudited)	2009 (Unaudited)	2008 (Recast) (Unaudited)		2009 (Unaudited)	2008 (Recast) (Unaudited)	2009 (Unaudited)	2008 (Recast) (Unaudited)		Change %
						(a)	(b)	(c)	(d)		(a-b)/b	(c-d)/d
	(millions of euros, except employees)					(millions of BRL, except employees)
Revenues	1,323	1,436	3,622	3,973		3,554	3,596	10,275	10,178		(1.2)	1.0
Operating profit	48	73	85	71		135	189	242	183		(28.6)	32.2
% of Revenues	3.8	5.3	2.4	1.8		3.8	5.3	2.4	1.8
Capital expenditures	251	249	539	1,073		687	611	1,530	2,749		12.4	(44.3)
Employees at period-end (units)	—	—	9,319	10,285	(1)	—	—	9,319	10,285	(1)		(9.4)

(1)	Employees at December 31, 2008.

Revenues

Revenues totaled 10,275 million Brazilian reais in the nine months ended September 30, 2009, 97 million Brazilian reais higher than in the nine months ended September 30, 2008 (+1.0%). Product revenues grew from 737 million Brazilian reais in the nine months ended September 30, 2008 to 897 million Brazilian reais in the nine months ended September 30, 2009 (+21.7%). Service revenues went from 9,441 million Brazilian reais in the nine months ended September 30, 2008 to 9,378 million Brazilian reais in the nine months ended September 30, 2009 (-0.7%). In this category of service revenues, VAS revenues increased by 21.3% over the corresponding period of the prior year, owing to both the growth of the data packages with broadband and services and content. The average monthly revenues per user (ARPU) was 28.0 Brazilian reais at September, 2009 compared to 31.5 Brazilian reais at September, 2008; during the last quarter a substantial recovery was noted due to the positive contribution of the postpaid customer base and the success of new prepaid plans.

Total lines at September 30, 2009 were 39.6 million, up 12.5% compared to September 30, 2008 and 8.8% compared to December 31, 2008, corresponding to a 23.8% market share on lines.

For the three months ended September 30, 2009, revenues totalled 3,554 million Brazilian reais (3,596 million Brazilian reais for the three months ended September 30, 2008), a decrease of 42 million Brazilian reais compared to the three months ended September 30, 2008. This result reflected the progressive reduction in the contribution of incoming revenues due to the fixed-mobile substitution process and higher ‘on net’ traffic developed by the plans offered by all the market operators.

Operating profit

Operating profit amounted to 242 million Brazilian reais in the nine months ended September 30, 2009, an increase of 59 million Brazilian reais compared to the nine months ended September 30, 2008. This result was achieved by exercising a tight control over costs combined with an efficiency plan to generate resources to support the Business Unit’s growth and the commercial relaunching of Tim Brasil. The cost components which grew compared to the nine months ended September 30, 2008 consequently refer to the expansion of the business.

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totaling 5,818 million Brazilian reais in the nine months ended September 30, 2009 were basically unchanged compared to the same period of 2008 (5,820 million Brazilian reais). The change particularly reflects an increase of 326 million Brazilian reais in commissions, sales commission, other sales costs and advertising and promotion costs (for a total of 1,515 million Brazilian reais for the first nine months of 2009 and 1,189 million Brazilian reais

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three and The Nine Months Ended September 30, 2009

for the same period of 2008). Such increases were compensated by the reduction in the portion of revenues to be paid to other TLC operators for 397 million Brazilian reais (1,957 million Brazilian reais for the first nine months of 2009 and 2,354 million Brazilian reais for the same period of the prior year);

•

employee benefits expenses, amounting to 423 million Brazilian reais in the nine months ended September 30, 2009, decreased by 40 million Brazilian reais compared to the nine months ended September 30, 2008 (-8.6%) due to a variation in the composition and in the unit cost of the workforce. Average headcount went from 9,219 in the nine months ended September 30, 2008 to 9,091 units in the nine months ended September 30, 2009. The percentage of employee benefits expenses to revenues was 4.1% in the nine months ended September 30, 2009, -0.4 percent compared to the same period of 2008; and

•

other operating expenses, amounting to 1,537 million Brazilian reais in the nine months ended September 30, 2009, decreased by 15.7% (1,824 million Brazilian reais in the nine months ended September 30, 2008) mainly as a result of the better performance in the collection of receivables related to postpaid customers. Such expenses consist of the following:

	Nine months ended September 30,		Change
	2009 (Unaudited)	2008 (Recast) (Unaudited)		%
	(millions of Brazilian reais)
Writedowns and expenses in connection with credit management	340	618	(278)	(45.0)
Accruals to provisions	50	72	(22)	(30.6)
Telecommunications operating fees and charges	539	523	16	3.1
Taxes on revenues	550	554	(4)	(0.7)
Indirect duties and taxes	32	33	(1)	(3.0)
Sundry expenses	26	24	2	8.3

Total	1,537	1,824	(287)	(15.7)

During the first half 2009, negotiations were concluded with Embratel regarding the dispute that began in 2005 over long-distance traffic and interconnection. The settlement produced a negative impact on operating profit of 64 million Brazilian reais; as part of the negotiation Embratel recognized to Tim Participações the payment of 90 million Brazilian reais that, following the abovementioned dispute, had been previously withheld. In April 2009, following a burglary, an impairment loss was recorded on the San Paolo warehouse for 21 million Brazilian reais.

Moreover, amortization and depreciation charges increased by 101 million Brazilian reais mainly in connection with the 3G license purchased in the second quarter of 2008, capital expenditures in respect of the new UMTS network and preserving the capacity and quality of the 2G network.

For the three months ended September 30, 2009, Operating profit was 135 million Brazilian reais (189 million Brazilian reais for the three months ended September 30, 2008), 28.6% lower compared to the same period of the prior year.

Capital expenditures

Capital expenditures amounted to 1,530 million Brazilian reais in the nine months ended September 30, 2009, a decrease of 1,219 million Brazilian reais compared to the same period of 2008. The higher capital expenditure in the nine months ended September 30, 2008 relates primarily to the 3G license which was purchased in April 2008 for 1,239 million Brazilian reais.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three and The Nine Months Ended September 30, 2009

Employees

Employees were 9,319 at September 30, 2009, a reduction of 966 compared to December 31, 2008 (10,285 units).

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

❖ MEDIA

In 2008, the Telecom Italia Media group changed its organizational structure for the purpose of establishing a focused and specific presence over La7 and MTV as a result of the increase in the number of channels and products now on several platforms (Free to Air, Web, satellite and Mobile) in addition to the specifics of the different editorial profiles. It was therefore decided to more visibly distinguish the attributions of responsibility between the two companies; consequently, beginning January 1, 2009, the manner of presenting the income statement and financial position results have also been revised so that three specific business segments, for the Telecom Italia Media group, have been identified as follows:

-	Telecom Italia Media S.p.A.: activities relating to La7 and the Telecom Italia Group’s Digital Content which develops and creates content for the IPTV, DVB-H and Web platforms;

-	MTV Group: activities relating to MTV, the Playmaker production unit, the musical platforms via satellite, the Nickelodeon and Comedy Central satellite channels, MTV Mobile and multimedia (Web); and

-	Network operator (TIMB-Telecom Italia Media Broadcasting): assets for the management of the Group’s analog and digital networks and hosting service on digital multiplexes.

On December 1, 2008, Telecom Italia Media S.p.A. sold the “Pay-per-View” business segment and, in May 2009, as part of the actions undertaken for regaining profitability set out in the Industrial Plan, sold a 60% stake in Telecom Media News, which controls the APCom press agency, one of the major operators in primary national news, to the company Sviluppo Programmi Editoriali S.p.A. (E.P.S. group).

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Three months ended September 30,		Nine months ended September 30,
	2009 (Unaudited) (a)	2008 (Recast) (Unaudited) (b)	2009 (Unaudited) (c)	2008 (Recast) (Unaudited) (d)
					Change %
					(a-b)/b	(c-d)/d
	(millions of euros, except percentages and employees)
Revenues	48	62	162	210	(22.6)	(22.9)
Operating profit	(15)	(24)	(62)	(93)	37.5	33.3
% of Revenues	(31.3)	(38.7)	(38.3)	(44.3)
Capital expenditures	16	7	40	34	—	17.6
Employees at period-end (units)	—	—	821	(1) 967	—	(15.1)

(1)	The number of employees is referred to December 31, 2008.

The principal operating data of the Pay-per-View business sold, for the nine months ended September 30, 2008 only, and the data of the company Telecom Media News up to April 30, 2009 and the nine months ended September 30, 2008 are as follows:

	1/1 - 4/30/ 2009 (Unaudited)	Nine months ended September 30, 2008 (Unaudited)	Change
		(millions of euros)		%
Revenues	3	61	(58)	(95.1)
Operating profit	(2)	(20)	18	90.0

Tables and comments for the nine months ended September 30, 2009 and the data recasted for the nine months ended September 30, 2008, completely excluding the results relating to the Pay-per-View business sold and the company Telecom Media News, are as follows:

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

	Three months ended September 30,		Nine months ended September 30,
	2009 (Unaudited) (a)	2008 (Recast) (Unaudited) (b)	2009 (Unaudited) (c)	2008 (Recast) (Unaudited) (d)
					Change %
					(a-b)/b	(c-d)/d
	(millions of euros, except percentages and employees)
Revenues	48	50	159	157	(4.0)	1.3
Operating profit	(15)	(17)	(49)	(72)	11.8	31.9
% of Revenues	(31.2)	(34.0)	(30.8)	(45.9)	—	—
Capital expenditures	16	7	40	33	—	21.2
Employees at period-end (units)	—	—	821	(1) 856	—	(4.1)

(1)	The number of employees is referred to December 31, 2008.

Revenues

Revenues amounted to 159 million euros in the nine months ended September 30, 2009, up 1.3% compared to 157 million euros in the nine months ended September 30, 2008. In greater detail:

•

revenues of Telecom Italia Media S.p.A. in the nine months ended September 30, 2009, before intragroup eliminations, amounted to 81 million euros. This was an increase of 11 million euros (+15.7%) compared to the nine months ended September 30, 2008. Net advertising revenues showed a slight improvement compared to the nine months ended September 30, 2008 (+3 million euros), sales of Digital Content for Telecom Italia grew (+5 million euros). Revenues of 4 million euros are also included in respect of services rendered to Dahlia TV, an activity that was completed in the first half of 2009;

•

revenues of the MTV group, amounting to 68 million euros in the nine months ended September 30, 2009, before intragroup eliminations, were down by 18.1% (-15 million euros) compared to the nine months ended September 30, 2008 (83 million euros). This result was attributable to lower advertising revenues (-12 million euros) offset only in part by higher revenues from MTV Mobile activities (+3 million euros); and

•

revenues relating to Network Operator activities, before intragroup eliminations, amounted to 35 million euros in the nine months ended September 30, 2009, compared to 34 million euros in the nine months ended September 30, 2008. This result was principally due to higher revenues from the rental of bandwidths to third parties, offset in part by lower invoicing of digital bandwidth for the Pay-per-View activities that were sold to Dahlia TV at year-end 2008. The contract with Dahlia TV, which went through an initial experimental period in the first four months of 2009 in connection with the start-up phase, beginning from the second quarter, is now producing its full effects and has made it possible to recover and increase profitability.

Operating profit

Operating profit amounted to -49 million euros in the nine months ended September 30, 2009 (-72 million euros in the nine months ended September 30, 2008), an improvement of 23 million euros.

The change, can be ascribed not only to higher revenues but also to:

•	13 million euros lower La7 programming costs, mainly concentrated in the entertainment sector (-8 million euros);

•

the program for the reorganization of the company MTV, that started at the end of the first quarter, in order to deal with the fall in advertising. This program has led to cost savings of 12 million euros which were mainly concentrated in production activities and has made it possible to minimize the impact of the reduction of revenues on the operating profit;

•

lower amortization charges (-2 million euros) relating to the user rights of digital frequencies, the useful life of which was extended starting from the second half of 2008 after the introduction of changes in the law.

For the three months ended September 30, 2009, Operating profit was a negative -15 million euros, an

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

improvement of 2 million euros compared to the three months ended September 30, 2008 (+11.8%).

Capital expenditures

Capital expenditures amounted to 40 million euros in the nine months ended September 30, 2009 (33 million euros in the nine months ended September 30, 2008). Such expenditures refer to Telecom Italia Media S.p.A. and the MTV group for 21 million euros and 4 million euros respectively, mostly for the acquisition of television rights extending beyond one year (21 million euros). Capital expenditures by the Network Operator (15 million euros) relate to the acquisition of infrastructures for the expansion and maintenance of the digital network.

Employees

Employees were 821 at September 30, 2009, a reduction of 35 units compared to December 31, 2008 and includes 79 people with temp work contracts (75 units at December 31, 2008).

* * *

Events subsequent to September 30, 2009

On November 3, 2009, the board of directors of Telecom Italia Media examined the offer received on the valuation of the Digital Assets of the Network Operator (TIMB). The offer presented some critical areas in the valuation of the individual MUXs and particularly the valuation of the first and second MUXs was considered inadequate, while the valuation of the other two MUXs was higher than expectations. Nevertheless, the offer did not contain bank guarantees with regard to the extension of the payment terms for the third and fourth MUXs.

The Telecom Italia Media board of directors, taking into account the critical areas mentioned above and having taken note that the recent changes in the law on the subject could grow the value of the above MUXs for Telecom Italia Media in the future, has decided to suspend the process for the sale of TIMB and call a new meeting by the end of the year for updating the Industrial Plan 2010-2012.

❖ OLIVETTI

The Olivetti group principally operates in the sector of digital printing systems and ink-jet office products, in specialized applications for the banking field and commerce and for information systems managing forecast games, electronic voting and e-government and also manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems – MEMS and industrial applications). It is also present with a dedicated structure in the field of documental services (digital management of company documents), caring services (specialist help-desk) and technical assistance. The market of the Business Unit is focused mainly in Europe, Asia and South America.

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Three months ended September 30,		Nine months ended September 30,
	2009 (Unaudited) (a)	2008 (Recast) (Unaudited) (b)	2009 (Unaudited) (c)	2008 (Recast) (Unaudited) (d)
					Change %
					(a-b)/b	(c-d)/d
	(millions of euros, except percentages and employees)
Revenues	66	72	219	252	(8.3)	(13.1)
Operating profit	(7)	(12)	(22)	(28)	41.7	21.4
% of Revenues	(10.6)	(16.7)	(10.0)	(11.1)
Capital expenditures	1	1	3	2	—	0.5
Employees at period-end (units)	—	—	1,101	(1) 1,194	—	(7.8)

(1)	The number of employees is referred to December 31, 2008.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

Revenues

Revenues amounted to 219 million euros in the nine months ended September 30, 2009, down by 33 million euros compared to the nine months ended September 30, 2008.

As far as products are concerned, revenues decreased in the nine months ended September 30, 2009 by about 12% compared to the same period of 2008, partly as a result of lower volumes sold owing to the difficult economic scenario. The most significant reductions occurred in European markets, particularly in Spain and in Great Britain where the pound sterling decreased significantly in value.

With regard to ink-jet products, the 33% reduction in revenues is due to lower sales of fax machines, multifunction printers and accessories.

Printers for banking counter applications, the segment in which Olivetti is the market leader, show a reduction in revenues due to the decrease of Mid-East markets, particularly Iran; for the current year the expectation is a quantity decrease of 10%. The supply of counter printers to the Italian post office company, Poste Italiane S.p.A., continued in 2009.

The sales of fiscal tax registers recorded lower revenues compared to the nine months ended September 30, 2008, which had benefited from the demand to renew machines that had already been installed owing to the so-called “seven-year period”, that is, the average period over which the fiscal memory inserted in the products becomes depleted.

Professional office products, copiers and relative accessories in the nine months ended September 30, 2009 compared to the corresponding period of 2008, a sharp reduction in the black and white copier segment was recorded in terms of sales volumes (-27%) and in the color copier segment (-7%) a reduction in the average price of 9%.

In 2009, installations began, to date more than 3,200, in relation to an important project in cooperation with Telecom Italia S.p.A. for the supply of specialized terminals for payments/services to authorized tobacconists in Italy.

Since the end of June 2009, Olivetti’s product catalog has been enhanced with the start of the ‘Supply Chain’ activity. This activity centers on the supply of Data Cards, Netbooks and Notebooks to Telecom Italia S.p.A. and the foreign market. For the third quarter of 2009, in particular, revenues from the Parent were over 5 million euros.

For the three months ended September 30, 2009, revenues amounted to 66 million euros (72 million euros for the three months ended September 30, 2008). This was a reduction of -8.3% compared to the three months ended September 30, 2008, representing a decisive turnabout in the trend recorded in the two previous quarters (-15.5% in the second quarter of 2009 compared to the same period of 2008 and -14.5% in the first quarter of 2009 compared to the same period of 2008).

Operating profit

Operating profit was a negative 22 million euros in the nine months ended September 30, 2009, an improvement of 6 million euros over the same period of the prior year.

The lower margin related to the fall in revenues was absorbed by a significant reduction of fixed overheads, the result of the effects of the reorganization. Considering also the impact of exchange rate fluctuations on sales in foreign currency to customers outside the EU and on purchases of merchandise and products in foreign currencies, the change in the U.S. dollar rate against the euro adversely affected Operating profit for a net amount of 3 million euros.

For the three months ended September 30, 2009, Operating profit was a negative 7 million euros, improving by 5 million euros compared to the three months ended September 30, 2008.

Capital expenditures

Capital expenditures amounted to 3 million euros in the nine months ended September 30, 2009, an increase of 1 million euros compared to the same period of 2008.

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

Employees

Employees were 1,101 (1,008 in Italy and 93 abroad) at September 30, 2009, a decrease of 93 units compared to December 31, 2008 (1,194 of whom 1,088 in Italy and 106 abroad).

2009 Third Quarter Financial Report	Telecom Italia Group Results Of Operations For The Three And The Nine Months Ended September 30, 2009

¢ International Investments

❖ BBNED GROUP

The BBNed group consists of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V.

The key results for the first nine months of 2009 can be summarized as follows:

•

revenues amounted to 66 million euros, 4 million euros higher than for the first nine months of 2008 (+6.5%), due primarily to a greater contribution of revenues from retail ADSL services. The customer portfolio, standing at about 160,000 as of September 30, 2009, is approximately 6,000 lower compared to December 31, 2008, but approximately 2,000 higher compared to September 30, 2008;

•	Operating profit was a negative 5 million euros for the first nine months of 2009, compared to a negative 9 million euros for the first nine months of 2008;

•	capital expenditures totaled 5 million euros for the first nine months of 2009, 8 million euros lower than for the first nine months of 2008;

•	employees were 375 at September 30, 2009, a reduction of 32 versus December 31, 2008 and included 26 people with temp work contracts (61 at December 31, 2008).

❖ OTHER INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

▶	Telecom Argentina group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97%

The group operates in the sectors of fixed and mobile telecommunications, internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At September 30, 2009, land lines in service (including installed public telephones) were approximately 4,347,000, a slight increase compared to December 31, 2008 (4,299,000).

As regards Broadband, accesses totaled approximately 1,170,000, growing 13% compared to the end of 2008 (1,032,000).

In the mobile business, the customer base of the group reached approximately 15,758,000 customers at September 30, 2009 (of which, more than 11% in Paraguay), with an increase of about 10% compared to year-end 2008 (14,375,000). The number of postpaid customers increased by more than 2% compared to the end of December 2008 and continues to account for about 30% of the total customer base. Migration of mobile customers from TDMA, which was still used by only a small number in Paraguay at December 31, 2008, to GSM technology was completed during the period and is now used by 100% of customers.

▶	ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed and mobile telecommunications, internet and data transmission in Cuba. At September 30, 2009, the number of land lines in service (including installed public telephones) is 1,108,300, a slight increase compared to December 31, 2008 (1,088,100). Of the lines in service, 51,800 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in non-convertible Cuban pesos. With a market that is still of modest proportions, at September 30, 2009, the number of internet and data customers has reached 27,100, 5% more than at year-end 2008 (25,800).

In the mobile telephony business, the customer base is close to 546,000 at September 30, 2009, with an increase of almost 65% compared to December 31, 2008 (331,700). The number of customers with prepaid contracts constitutes more than 94% of the client base and is equal to 515,300 (303,600 at December 31, 2008). The performance for the period still benefits from the considerable reductions in activation charges which took place on December 11, 2008 and on May 18, 2009.

2009 Third Quarter Financial Report	Liquidity and Capital Resources

LIQUIDITY AND CAPITAL RESOURCES

¢ Liquidity

The Telecom Italia Group has a centralized financial risk management policy for market, credit and liquidity risks. The Group defines the guidelines for directing operations, identifying the most appropriate financial instruments to meet prefixed objectives, monitoring the results achieved and excluding the use of financial instruments for speculative purposes.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Nine months ended September 30,
	2009 (Unaudited)	2008 (Recast) (Unaudited)
	(millions of euros)
Cash flows from (used in) operating activities	3,812	5,759
Cash flows from (used in) investing activities	(3,793)	(3,713)
Cash flows from (used in) financing activities	(1,007)	(2,884)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	30	(41)

Aggregate cash flows (A)	(958)	(879)
Net cash and cash equivalents (*) at beginning of the year (B)	5,226	6,204
Net foreign exchange differences on net cash and cash equivalents (C)	101	(30)

Net cash and cash equivalents (*) at end of the year (D=A+B+C)	4,369	5,295

(*)	For further details please see the Unaudited Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2009 and 2008 (recast) in the Unaudited Interim Consolidated Financial Statements included elsewhere herein in this Telecom Italia’s 2009 Third Quarter Financial Report 6-K.

Cash flows from operating activities. Cash flows from operating activities were 5,759 million euros in the nine months ended September 30, 2008 and 3,812 million euros in the nine months ended September 30, 2009.

The decrease in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 of 1,947 million euros was primarily attributable to:

•

a reduction of 30 million euros in profit from continuing operations (a profit of 1,737 million euros in the nine months ended September 30, 2008 compared to a profit of 1,707 million euros in the nine months ended September 30, 2009);

•

the negative effect of net change in miscellaneous receivables/payables and other assets/liabilities equal to 1,662 million euros (from a net source of 128 million euros in the nine months ended September 30, 2008 to a net use of 1,534 million euros in the nine months ended September 30, 2009);

•

the negative effect of change in employee benefits liabilities of 375 million euros (from a net source of 301 million euros in the nine months ended September 30, 2008 compared to a net use of 74 million euros in the nine months ended September 30, 2009);

•

the negative effect of change in trade receivables and net amounts due from customers on construction contracts of 633 million euros (from a net source of 764 million euros in the nine months ended September 30, 2008 compared to a net source of 131 million euros in the nine months ended September 30, 2009);

•

the negative effect of impairment losses (reversal) on non-current assets (including investments) of 125 million euros (from a net source of 197 million euros in the nine months ended September 30, 2008 compared to a net source of 72 million euros in the nine months ended September 30, 2009);

•

the decrease in depreciation and amortization of 94 million euros (from a net source of 4,272 million euros in the nine months ended September 30, 2008 compared to a net source of 4,178 million euros in the nine months ended September 30, 2009).

2009 Third Quarter Financial Report	Liquidity and Capital Resources

Such reductions in cash flows were partially offset by:

•

the positive effect of net change in deferred tax assets and liabilities of 811 million euros (from a net use of 262 million euros in the nine months ended September 30, 2008 compared to a net source of 549 million euros in the nine months ended September 30, 2009);

•

the positive effect of losses (gains) realized on disposals of non-current assets (including investments) of 78 million euros (from a net use of 26 million euros in the nine months ended September 30, 2008 compared to a net source of 52 million euros in the nine months ended September 30, 2009);

•

the positive effect of change in inventories of 51 million euros (from a net use of 56 million euros in the nine months ended September 30, 2008 compared to a net use of 5 million euros in the nine months ended September 30, 2009);

•

the positive effect of change in trade payables of 28 million euros (from a net use of 1,243 million euros in the nine months ended September 30, 2008 to a net use of 1,215 million euros in the nine months ended September 30, 2009).

Cash flows used in investing activities. Cash flows used in investing activities were 3,713 million euros in the nine months ended September 30, 2008 and 3,793 million euros in the nine months ended September 30, 2009.

The increase in cash flows used in investing activities of 80 million euros in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 was primarily attributable to:

•

the negative effect of change in financial receivables and other financial assets of 339 million euros (from a net use of 213 million euros in the nine months ended September 30, 2008 compared to a net use of 552 million euros in the nine months ended September 30, 2009);

•

the decrease of 461 million euros in proceeds from sale of subsidiaries, net of cash disposed of (from a net source of 449 million euros in the nine months ended September 30, 2008 compared to a net use of 12 million euros in the nine months ended September 30, 2009).

Such effects were partially offset by:

•

a decrease in capital expenditures (tangible and intangible assets on a cash basis) of 758 million of euros (4,037 million euros in the nine months ended September 30, 2008 to 3,279 million euros in the nine months ended September 30, 2009).

Cash flows from (used in) financing activities. Cash flows used in financing activities were 2,884 million euros in the nine months ended September 30, 2008 and 1,007 million euros in the nine months ended September 30, 2009.

Cash flows used in financing activities in the nine months ended September 30, 2009, of 1,007 million euros reflected mainly the following:

•

an increase in financial liabilities and other of 54 million euros, as a result of the issuance of new debt (5,251 million euros) partially offset by repayments of non-current financial liabilities (4,180 million euros) and the change in current financial liabilities and other (1,017 million euros);

•	the payment of dividends of 1,050 million euros.

Cash flows used in financing activities in the nine months ended September 30, 2008, of 2,884 million euros reflected mainly the following:

•

a decrease in financial liabilities and other of 1,193 million euros, as a result of the issuance of new debt (2,194 million euros) partially offset by repayments of non-current financial liabilities (3,419 million euros) and the change in current financial liabilities and other (32 million euros);

•	the payment of dividends of 1,665 million euros.

2009 Third Quarter Financial Report	Liquidity And Capital Resources

¢ Capital Resources

❖ NET FINANCIAL DEBT

Net Financial Debt as of September 30, 2009 and December 31, 2008 (recast) is calculated as follows:

	As of September 30, 2009 (Unaudited)	As of December 31, 2008 (Recast) (Unaudited)
	(millions of euros)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Bonds	26,745	25,680
—Amounts due to banks, other financial payables and liabilities	8,770	9,134
—Finance lease liabilities	1,584	1,713

	37,099	36,527

Current financial liabilities (Short-term debt), excluding financial liabilities relating to with Discontinued operations/Non-current assets held for sale
—Bonds	3,021	4,497
—Amounts due to banks, other financial payables and liabilities	3,056	1,496
—Finance lease liabilities	229	274

	6,306	6,267

Financial liabilities relating to Discontinued operations/Non-current assets held for sale	659	—

GROSS FINANCIAL DEBT (A)	44,064	42,794

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	(14)	(15)
—Financial receivables and other financial assets	(1,678)	(2,648)

	(1,692)	(2,663)

Current financial assets, excluding financial assets relating to Discontinued operations/Non-current assets held for sale
—Securities other than investments	(1,447)	(185)
—Financial receivables and other current financial assets	(930)	(491)
—Cash and cash equivalents	(4,440)	(5,416)

	(6,817)	(6,092)

Financial assets relating to Discontinued operations/Non-current assets held for sale	(49)	—

FINANCIAL ASSETS (B)	(8,558)	(8,755)

NET FINANCIAL DEBT (A—B)	35,506	34,039

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

At September 30, 2009 the available liquidity margin for Telecom Italia Group, calculated as sum of Cash and cash equivalents and marketable securities, together with the unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18 months.

At September 30, 2009 the 14% of the Group’s gross financial debt amounted 41,722 million of euro (nominal repayment amount), including 627 million of euro related to Discontinued operations/Non-current assets held for sale, will become due in the following 12 months.

The Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 65%—70% for the fixed-rate component and 30%—35% for the floating-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

2009 Third Quarter Financial Report	Liquidity And Capital Resources

The volatility of interest rates and exchange rates featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of the derivative positions and the related financial assets and liabilities.

❖ CHANGE IN NET FINANCIAL DEBT DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2009

The following chart summarizes the main transactions which had an impact on the change in net financial debt during the nine months ended September 30, 2009:

In particular:

•	Capital expenditures on an accrual basis were 2,998 million euros in the nine months ended September 30, 2009 (3,728 million euros in the nine months ended September 30, 2008):

	Nine months ended September 30,				Changes
	2009 (Unaudited)		2008 (Recast) (Unaudited)
	(millions of euros, except percentages)
		%		%
Domestic	2,418	80.7	2,646	71.0	(228)
Brazil	539	18.0	1,073	28.8	(534)
Media, Olivetti and other operations	49	1.6	50	1.3	(1)
Adjustments	(8)	(0.3)	(41)	(1.1)	33

Total	2,998	100.0	3,728	100.0	(730)

The percentage of capital expenditures to revenues went from 17.3% in the nine months ended September 30, 2008 to 14.9% in the nine months ended September 30, 2009.

Capital expenditures in the nine months ended September 30, 2008 included 477 million euros relating to the purchase of the mobile telephone licenses for the Brazil Business Unit’s 3G service. Without considering that purchase, the reduction in capital expenditures, besides the impact of the exchange

2009 Third Quarter Financial Report	Liquidity And Capital Resources

rate of the Brazilian real (-58 million euros), is also due to the impact of the programs to cut costs and capital expenditures begun in 2008.

The following also had an effect on net financial debt during the first nine months of 2009:

•	Disposal of investments and other divestitures

Disposal of investments and other divestitures amounted to 42 million euros in the nine months ended September 30, 2009 (846 million euros in the nine months ended September 30, 2008) and refers to the sale of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark (for total cash receipts of 13 million euros), the sale of the investment in Telecom Media News for the first nine months of 2009, after the necessary capitalization, and also the disposal of other tangible and intangible assets. In particular, the disposals of tangible assets included the cancellation of a contract for the purchase of an aircraft which involved the manufacturer’s restitution of the advances that had been paid by Telecom Italia (about 21 million euros).

The disposal of investments and other divestitures for the first nine months of 2008 had mainly related to the sale, in August 2008, of the Liberty Surf group (euro 757 million, including the deconsolidation of the net financial debt of the subsidiary sold).

•	Financial investments and treasury shares buyback

Financial investments and treasury shares buyback amounted to 15 million euros in the nine months ended September 30, 2009 and 11 million euros of that amount refers to the buyback of a total of 11.4 million Telecom Italia ordinary shares purchased to service the top management incentive plan denominated 2008 TOP Plan. The average unit price was 0.92959 euros per share (including brokerage commissions).

Moreover, in July 2009, the Parent, Telecom Italia, purchased on the market 39,500 Telecom Italia Media savings shares to add to the 221,000 Telecom Italia Media savings shares already held. Such purchases required a total disbursement of 4,470.23 euro, corresponding to the average cost of 0.11317 euros per share (including commissions paid to the agent).

The purchases were carried out through the financial agent Mediobanca which operated with a mandate for the purchase of the shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with the “Regulation of the markets organized and operated by Borsa Italiana S.p.A.” and the relative instructions.

•	Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first nine months of 2009 resulted in a positive effect on net financial debt at September 30, 2009 of 591 million euros (794 million euros at December 31, 2008 and 695 million euros at September 30, 2008).

2009 Third Quarter Financial Report	Liquidity And Capital Resources

❖ GROSS FINANCIAL DEBT

Bonds

Bonds at September 30, 2009 were recorded for 29,766 million euros (30,177 million euros at December 31, 2008). Their nominal repayment amount was 28,873 million euros, an increase of 53 million euros compared to December 31, 2008 (28,820 million euros).

For details of the change in bonds please refer to the “Note-Financial liabilities (curent and non-corrent)” of the Unaudited Interim Consolidated Financial Statements included elsewhere in this Telecom Italia’s 2009 Third Quarter Financial Report 6-K.

❖ REVOLVING CREDIT FACILITY AND TERM LOAN

The composition and drawdown of the syndicated committed credit lines available at September 30, 2009, represented by the Term Loan (TL) for 1.5 billion euros expiring January 2010 and the Revolving Credit Facility (RCF) for a total of 8 billion euros expiring August 2014, are presented in the following table:

	As of September 30, 2009 (Unaudited)		As of December 31, 2008 (Recast) (Unaudited)
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Term Loan – expiring 2010	1.5	1.5	1.5	1.5
Revolving Credit Facility – expiring 2014	8.0	1.5	8.0	1.5

Total	9.5	3.0	9.5	3.0

It should be noted that Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility and Term Loan for the following amounts:

•	under the RCF, the bank has a commitment for 127 million euros of which 23.8 million euros has been disbursed;

•	under the TL, the bank has a commitment for 19.9 million euros, for an amount completely disbursed.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc.

❖ MATURITIES OF FINANCIAL LIABILITIES AND AVERAGE COST OF DEBT

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.7 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is equal to about 5.5%.

❖ CURRENT FINANCIAL ASSETS AND LIQUIDITY MARGIN

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, amounted to 5,887 million euros at September 30, 2009 (5,581 million euros at December 31, 2008) which, together with its unused committed credit lines of 6.5 billion euros, allows the Group to amply meet its repayment obligations over the next 18 months. During the nine months ended September 30, 2009, the situation of the European and United States financial markets made it possible to issue new bonds and obtain new loans at advantageous conditions. These transactions have ensured an increase in cash compared to the end of 2008 despite the payment of dividends, income taxes and payables due.

In particular:

2009 Third Quarter Financial Report	Liquidity And Capital Resources

•

Cash and cash equivalents were 4,440 million euros at September 30, 2009 (5,396 million euros at December 31, 2008). The different technical forms of investing available cash at September 30, 2009, including Euro Commercial Paper for 110 million euros, can be analyzed as follows:

-	Maturities: investments have a maximum maturity date of three months;

-	Counterparty risk: investments are made with first-rate banks and financial institutions that have high creditworthiness and a rating of at least A;

-	Country risk: investments are mainly made in major European financial markets;

•

Securities other than investments are 1,447 million euros (185 million euros at December 31, 2008). Such forms of investment represent alternatives to liquidity investments with the aim of raising the yield. These consist of 914 million euros in Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s); 200 million euros in a monetary fund, 200 million euros in a government fund, both with an AAA rating by S&P’s and managed by a leading international credit institution; 133 million euros in bonds issued by counterparties with ratings of at least BBB with different maturities, but all with an active market.

❖ DEBT TO EQUITY RATIO

The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to equity (including Minority Interest), was 131.6% as of September 30, 2009 and 126.9% as of December 31, 2008.

❖ RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges (which has been extracted or derived from Telecom Italia Annual Report on Form 20-F) calculated in accordance with IFRS for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 are as follows:

Year Ended December 31,
2008	2007	2006	2005	2004
2.21	2.75	3.27	3.20	3.39

Our consolidated ratios of earnings to fixed charges calculated in accordance with IFRS for the nine months ended September 30, 2009 and for the fiscal year ended December 31, 2008 (Recast) are as follows:

Nine months ended September 30, 2009 (Unaudited)	Year Ended December 31, 2008 (Recast) (Unaudited)
2.62	2.22

For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

-    profit before tax from continuing operations;

-    “fixed charges” (as defined below);

-    amortization of capitalized interest and issue debt discounts or premiums;

-    dividends from associates and joint ventures accounted for using the equity method; and

-    share of losses of associates and joint ventures accounted for using the equity method;

2009 Third Quarter Financial Report	Liquidity And Capital Resources

and then subtracting:

-    capitalized interest for the applicable period; and

-    share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

-    interest expenses (both expensed and capitalized);

-    issue costs and any original issue debt discounts or premiums; and

-    an estimate of the interest within rental expense for operating leases.

❖ CREDIT RATINGS

Telecom Italia’s credit ratings at September 30, 2009 by the major rating agencies are the following:

Standard&Poor’s		Moody’s		Fitch Ratings
Most recent revision July 29, 2009		Most recent revision June 17, 2009		Most recent revision June 12, 2009
Rating	Outlook	Rating	Outlook	Rating	Outlook

BBB	Stable	Baa2	Stable	BBB	Stable

❖ CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following tables aggregate our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future in terms of nominal amounts and carrying values.

As of September 30, 2009, the nominal repayment amounts of payables and the relating expiration dates were as follows:

Maturities of gross financial debt – nominal repayment amount

	Amounts due as of September 30,
	2010	2011	2012	2013	2014	After 2014	Total
	(millions of euros)
Bonds	2,343	4,594	2,250	3,000	3,222	13,464	28,873
Loans and other financial liabilities	2,198	585	200	841	2,561	3,507	9,892
Finance lease liabilities	212	169	173	136	120	987	1,797

Total non-current financial debt	4,753	5,348	2,623	3,977	5,903	17,958	40,562
Current financial liabilities	533	—	—	—	—	—	533

Total excluding Discontinued operations	5,286	5,348	2,623	3,977	5,903	17,958	41,095

Discontinued operations (1)	627	—	—	—	—	—	627

Total	5,913	5,348	2,623	3,977	5,903	17,958	41,722

(1)	Discontinued operations represent the financial liabilities of HanseNet Telekommunikation GmbH due to companies of the Telecom Italia Group (606 million euros) and third parties (21 million euros).

2009 Third Quarter Financial Report	Recent Developments

RECENT DEVELOPMENTS

For further details please see “Legal Proceedings” section included elsewhere in this Telecom Italia’s 2009 Third Quarter Financial Report 6-K.

2009 Third Quarter Financial Report	Legal Proceedings

LEGAL PROCEEDINGS

For a description of other legal proceedings please see “Note— Disputes, Litigation and Legal Proceedings Pending and Other Information” of the Notes to the Unaudited Interim Consolidated Financial Statements included elsewhere herein in this Telecom Italia’s 2009 Third Quarter Financial Report 6-K.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008 (Recast)—ASSETS	F-3

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008 (Recast)—EQUITY AND LIABILITIES	F-4

UNAUDITED SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Recast) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Recast)	F-5

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Recast) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Recast)	F-6

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Recast)	F-7

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Recast)	F-8

NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION	F-10

NOTE 2—ACCOUNTING POLICIES	F-12

NOTE 3—DISCONTINUED OPERATIONS/NON—CURRENT ASSETS HELD FOR SALE	F-21

NOTE 4—FINANCIAL LIABILITIES (CURRENT AND NON—CURRENT)	F-23

NOTE 5— DISPUTES, LITIGATION AND LEGAL PROCEEDINGS PENDING AND OTHER INFORMATION	F-26

NOTE 6—SEGMENT INFORMATION	F-35

NOTE 7—EVENTS SUBSEQUENT TO SEPTEMBER 30, 2009	F-41

Unaudited Interim Consolidated Financial Statements	Unaudited Consolidated Statements Of Financial Position

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008 (Recast) — ASSETS

	As of September 30, 2009	As of December 31, 2008 (Recast)
	Unaudited	Unaudited
	(millions of euros)
NON—CURRENT ASSETS
Intangible assets
Goodwill	43,489	43,891
Intangible assets with a finite useful life	6,016	6,492

	49,505	50,383

Tangible assets
Property, plant and equipment owned	13,327	14,252
Assets held under finance leases	1,308	1,410

	14,635	15,662

Other non—current assets
Investments in associates and joint ventures accounted for using the equity method	460	496
Other investments	61	57
Securities, financial receivables and other non—current financial assets	1,692	2,663
Miscellaneous receivables and other non—current assets	792	694
Deferred tax assets	525	1,002

	3,530	4,912

TOTAL NON—CURRENT ASSETS (A)	67,670	70,957

CURRENT ASSETS
Inventories	383	379
Trade and miscellaneous receivables and other current assets	7,858	8,101
Current income tax receivables	56	73
Investments	39	39
Securities other than investments	1,447	185
Financial receivables and other current financial assets	930	491
Cash and cash equivalents	4,440	5,416

Current assets sub—total	15,153	14,684

Discontinued operations/Non—current assets held for sale
- of a financial nature	49	—
- of a non—financial nature	1,169	9

	1,218	9

TOTAL CURRENT ASSETS (B)	16,371	14,693

TOTAL ASSETS (A+B)	84,041	85,650

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Unaudited Consolidated Statements of Financial Position

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008 (Recast) — EQUITY AND LIABILITIES

	As of September 30, 2009	As of December 31, 2008 (Recast)
	Unaudited	Unaudited
	(millions of euros)
EQUITY
Share capital issued	10,674	10,674
Less: treasury shares	(89)	(83)

Share capital	10,585	10,591
Paid—in capital	1,689	1,689
Other reserves and retained earnings (accumulated losses), including profit for the period	13,862	13,815

Equity attributable to owners of the Parent	26,136	26,095
Equity attributable to Minority Interest	853	730

TOTAL EQUITY (A)	26,989	26,825

NON—CURRENT LIABILITIES
Non—current financial liabilities	37,099	36,527
Employee benefits	1,195	1,212
Deferred tax liabilities	179	386
Provisions	727	692
Miscellaneous payables and other non—current liabilities	1,225	1,539

TOTAL NON—CURRENT LIABILITIES (B)	40,425	40,356

CURRENT LIABILITIES
Current financial liabilities	6,306	6,267
Trade and miscellaneous payables and other current liabilities	9,210	10,942
Current income tax payables	182	1,260

Current liabilities sub—total	15,698	18,469

Liabilities directly associated with Discontinued operations/Non—current assets held for sale
- of a financial nature	659	—
- of a non—financial nature	270	—

	929	—

TOTAL CURRENT LIABILITIES (C)	16,627	18,469

TOTAL LIABILITIES (D=B+C)	57,052	58,825

TOTAL EQUITY AND LIABILITIES (A+D)	84,041	85,650

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Unaudited Separate Consolidated Income Statements

UNAUDITED SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Recast) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Recast)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008 (Recast)	2009	2008 (Recast)
	Unaudited	Unaudited	Unaudited	Unaudited
	(millions of euros)
Revenues	6,764	7,273	20,188	21,520
Other income	48	64	184	215

Total operating revenues and other income	6,812	7,337	20,372	21,735

Acquisition of goods and services	(2,762)	(3,235)	(8,362)	(9,453)
Employee benefits expenses	(834)	(867)	(2,737)	(3,088)
Other operating expenses	(348)	(386)	(1,078)	(1,236)
Changes in inventories	(8)	45	(32)	63
Internally generated assets	119	117	363	377
Depreciation and amortization	(1,379)	(1,426)	(4,178)	(4,272)
Gains (losses) on disposals of non—current assets	(1)	(1)	(55)	25
Impairment reversals (losses) on non—current assets	9	(5)	—	(6)

Operating profit	1,608	1,579	4,293	4,145

Share of profits (losses) of associates and joint ventures accounted for using the equity method	16	16	49	53
Other income (expenses) from investments	—	—	(34)	2
Finance income	670	272	2,206	1,795
Finance expenses	(1,225)	(1,011)	(3,838)	(3,738)

Profit before tax from continuing operations	1,069	856	2,676	2,257
Income tax expense	(321)	(357)	(969)	(520)

Profit from continuing operations	748	499	1,707	1,737
Profit (loss) from Discontinued operations/Non—current assets held for sale	(541)	120	(559)	(33)

Profit for the period	207	619	1,148	1,704

Of which:
• Profit attributable to owners of the Parent	201	626	1,165	1,743
• Profit (loss) attributable to Minority Interest	6	(7)	(17)	(39)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008 (Recast)	2009	2008 (Recast)
	Unaudited	Unaudited	Unaudited	Unaudited
	Euros		Euros
Basic and Diluted Earnings Per Share (EPS) (*)
- Ordinary Share	0.01	0.03	0.06	0.09
- Savings Share	0.01	0.03	0.07	0.10

Of which:
- From continuing operations
- Ordinary Share	0.04	0.02	0.09	0.09
- Savings Share	0.04	0.03	0.10	0.10
- From Discontinued operations/Non—current assets held for sale
- Ordinary Share	(0.03)	0.01	(0.03)	—
- Savings Share	(0.03)	—	(0.03)	—

(*)	Basic EPS is equal to diluted EPS.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Unaudited Consolidated Statements Of Comprehensive Income

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Recast) AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Recast)

		Three months ended September 30,		Nine months ended September 30,
		2009	2008 (Recast)	2009	2008 (Recast)
		Unaudited	Unaudited	Unaudited	Unaudited
		(millions of euros)

Profit for the period	(A)	207	619	1,148	1,704

Other components of the Statement of Comprehensive Income:
Fair value adjustments on available-for-sale financial assets
- Profit (loss) from fair value adjustments		12	2	—	6
- Loss (profit) transferred to the Separate Consolidated Income Statement		—	—	—	—
- Income tax expense		(2)	(2)	6	(2)

	(B)	10	—	6	4

Fair value adjustments on hedging instruments:
- Profit (loss) from fair value adjustments		(454)	364	(1,240)	1
- Loss (profit) transferred to the Separate Consolidated Income Statement		366	(373)	295	8
- Income tax expense		24	5	264	2

	(C)	(64)	(4)	(681)	11

Exchange differences on translating foreign operations:
- Profit (loss) on translating foreign operations		220	(330)	791	(190)
- Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		—	—	—	—
- Income tax expense		—	—	—	—

	(D)	220	(330)	791	(190)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
- Profit (loss)		(13)	30	(27)	13
- Loss (profit) transferred to the Separate Consolidated Income Statement		—	—	—	—
- Income tax expense		—	—	—	—

	(E)	(13)	30	(27)	13

Total	(F=B+C+D+E)	153	(304)	89	(162)

Total profit (loss) for the period	(A+F)	360	315	1,237	1,542

Attributable to:
• Owners of the Parent		309	389	1,091	1,619
• Minority Interest		51	(74)	146	(77)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Unaudited Consolidated Statements Of Changes In Equity

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2009 AND 2008 (Recast)

	Share capital	Paid-in capital	Fair value adjustments on available for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Equity attributable to owners of the Parent	Equity attributable to Minority interest	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d+e +f+g)	(i)	(h+i)
	Unaudited (millions of euros)
Balance at December 31, 2007	10,605	1,689	(12)	204	886	(52)	12,602	25,922	1,063	26,985
Changes in accounting policies (IFRIC 13)	—	—	—	—	—	—	(4)	(4)	—	(4)

Balance at December 31, 2007 (Recast)	10,605	1,689	(12)	204	886	(52)	12,598	25,918	1,063	26,981

Changes in equity in the nine months ended September 30, 2008:
• Dividends approved	—	—	—	—	—	—	(1,609)	(1,609)	(59)	(1,668)
• Total comprehensive income (loss) for the period	—	—	4	11	(152)	13	1,743	1,619	(77)	1,542
• Exercise of equity instruments	—	—	—	—	—	—	1	1	—	1
• Treasury shares	(14)	—	—	—	—	—	(13)	(27)	—	(27)
• Changes in the scope of consolidation	—	—	—	—	—	—	—	—	(117)	(117)
• Other changes	—	—	—	—	—	—	3	3	6	9

Balance at September 30, 2008 (recast)	10,591	1,689	(8)	215	734	(39)	12,723	25,905	816	26,721

	Share capital	Paid-in capital	Fair value adjustments on available for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Equity attributable to owners of the Parent	Equity attributable to Minority interest	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d+e +f+g)	(i)	(h+i)
	Unaudited (millions of euros)
Balance at December 31, 2008	10,591	1,689	(22)	441	255	(39)	13,211	26,126	730	26,856
Changes in accounting policies (IFRIC 13)	—	—	—	—	—	—	(31)	(31)	—	(31)

Balance at December 31, 2008 (Recast)	10,591	1,689	(22)	441	255	(39)	13,180	26,095	730	26,825

Changes in equity in the nine months ended September 30, 2009:
• Dividends approved	—	—	—	—	—	—	(1,029)	(1,029)	(24)	(1,053)
• Total comprehensive income (loss) for the period	—	—	6	(681)	628	(27)	1,165	1,091	146	1,237
• Exercise of equity instruments	—	—	—	—	—	—	1	1	—	1
• Treasury shares	(6)	—	—	—	—	—	(5)	(11)	—	(11)
• Other changes	—	—	—	—	—	—	(11)	(11)	1	(10)

Balance at September 30, 2009	10,585	1,689	(16)	(240)	883	(66)	13,301	26,136	853	26,989

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Unaudited Consolidated Statements of Cash Flows

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2009 AND 2008 (Recast)

	Nine months ended September 30,
	2009	2008 (Recast)
	Unaudited	Unaudited
	(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations	1,707	1,737
Adjustments for:
Depreciation and amortization	4,178	4,272
Impairment losses (reversals) on non—current assets (including investments)	72	197
Net change in deferred tax assets and liabilities	549	(262)
Losses (gains) realized on disposals of non—current assets (including investments)	52	(26)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(49)	(53)
Change in employee benefits	(74)	301
Change in inventories	(5)	(56)
Change in trade receivables and net amounts due from customers on construction contracts	131	764
Change in trade payables	(1,215)	(1,243)
Net change in miscellaneous receivables/payables and other assets/liabilities	(1,534)	128

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	3,812	5,759

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	(1,286)	(1,726)
Purchase of tangible assets on an accrual basis	(1,712)	(2,002)

Total purchase of intangible and tangible assets on an accrual basis	(2,998)	(3,728)
Change in amounts due to fixed asset suppliers	(281)	(309)

Total purchase of intangible and tangible assets on a cash basis	(3,279)	(4,037)
Acquisitions of other investments	(4)	(1)
Change in financial receivables and other financial assets	(552)	(213)
Proceeds from sale of subsidiaries, net of cash disposed of	(12)	449
Proceeds from sale/repayments of intangible, tangible and other non—current assets	54	89

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(3,793)	(3,713)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	(1,017)	32
Proceeds from non—current financial liabilities (including current portion)	5,251	2,194
Repayments of non—current financial liabilities (including current portion)	(4,180)	(3,419)
Consideration paid for equity instruments	(11)	(27)
Share capital proceeds/reimbursements	—	1
Dividends paid	(1,050)	(1,665)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(1,007)	(2,884)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON—CURRENT ASSETS HELD FOR SALE (D)	30	(41)

AGGREGATE CASH FLOWS (E=A+B+C+D)	(958)	(879)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	5,226	6,204
Net foreign exchange differences on net cash and cash equivalents (G)	101	(30)

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	4,369	5,295

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Unaudited Consolidated Statements of Cash Flows

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2009 AND 2008 (Recast)

	Nine months ended September 30,
	2009	2008 (Recast)
	Unaudited	Unaudited
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:

Income taxes (paid) received	(1,629)	(387)

Interest expense paid	(2,541)	(2,704)

Interest income received	727	868

Dividends received	3	46

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	5,396	6,398
• Bank overdrafts repayable on demand – from continuing operations	(190)	(276)
• Cash and cash equivalents – from Discontinued operations/Non—current assets held for sale	20	82
• Bank overdrafts repayable on demand – from Discontinued operations/Non—current assets held for sale	—	—

	5,226	6,204

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	4,440	5,585
• Bank overdrafts repayable on demand – from continuing operations	(121)	(310)
• Cash and cash equivalents – from Discontinued operations/Non—current assets held for sale	50	20
• Bank overdrafts repayable on demand – from Discontinued operations/Non—current assets held for sale	—	—

	4,369	5,295

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION

•	Form and content

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. and its subsidiaries (the “Telecom Italia Group” or the “Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications segment and, particularly, in the fixed and mobile national and international telecommunications segments, the television segment and the office products segment.

The head office of the Parent, Telecom Italia, is located in Milan, Italy.

The unaudited interim consolidated financial statements of the Telecom Italia Group as of September 30, 2009, are expressed, unless otherwise indicated, in millions of euros, which is also the currency of the primary economies in which the Group operates.

Foreign subsidiaries are included in the unaudited interim consolidated financial statements in accordance with the accounting policies described in the Note “Accounting Policies” in the consolidated financial statements at December 31, 2008, to which reference can be made.

The unaudited interim consolidated financial statements of the Telecom Italia Group at September 30, 2009 have been prepared on a going concern basis (for further details please refer to Note “Accounting Policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”).

In the nine-month period ended September 30, 2009, the Telecom Italia Group has not elected the early adoption of any IFRS.

The unaudited interim consolidated financial statements of the Telecom Italia Group at September 30, 2009 have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2008 consolidated financial statements of the Telecom Italia Group.

For purposes of comparison, the consolidated statement of financial position at December 31, 2008 as well as the separate consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity for the nine months ended September 30, 2008 have been presented in accordance with IAS 1 revised (Presentation of Financial Statements) described below. Furthermore, following the retrospective application, starting from January 1, 2009, of IFRIC 13 (Customer Loyalty Programmes) the comparative data of the corresponding periods of the year 2008 have been appropriately recast. The financial statements included in our 2008 Form 20-F have not been recast and do not give effect to the retrospective application of IFRIC 13.

•	Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1 revised, which came into effect on January 1, 2009. In particular:

•	the unaudited consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the unaudited separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference;

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•

the unaudited consolidated statement of comprehensive income includes the profit or loss for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;

•

the unaudited consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

•	Disclosure by operating segment

The operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments. However, the application of IFRS 8 has not required any changes in the disclosure by operating segment.

Furthermore, as a result of the application of IFRS 8, the term “operating segment” is considered synonymous with “Business Unit”; the operating segments of the Telecom Italia Group are the following:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the relative support activities;

•	Brazil Business Unit: includes telecommunications operations in Brazil;

•	Media Business Unit: includes television network operations and management;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems and office products;

•	Other operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

•	Scope of consolidation

During the three months ended September 30, 2009, owing to its planned sale, the investment in HanseNet Telekommunikation GmbH (operating in the broadband business in Germany) was classified in Discontinued operations (Discontinued operations/Non-current assets held for sale).

In accordance with IFRS 5 (Non-current assets held for sale and discontinued operations), the results of operations of HanseNet for the nine months ended September 30, 2009 and the three months ended September 30, 2009, in addition to those of the corresponding periods of 2008, are presented in a specific line in the separate consolidated income statement “Profit (loss) from Discontinued operations/Non-current assets held for sale” while the balance sheet figures at September 30, 2009 are presented in “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” of the consolidated statement of financial position.

Beginning May 1, 2009, the company Telecom Media News S.p.A. has been excluded from the scope of consolidation following the sale of a 60% stake by Telecom Italia Media S.p.A.

The following principal changes had taken place during 2008:

•

the exclusion of Entel Bolivia starting from the second quarter of 2008 after the Bolivian government issued a decree on May 1, 2008 calling for the nationalization of the company. The investment is now carried in Current assets;

•	the exclusion of the “Pay-per-View” business segment from December 1, 2008 after its disposal by Telecom Italia Media S.p.A.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 2—ACCOUNTING POLICIES

•	Going concern

The unaudited interim consolidated financial statements at September 30, 2009 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operating activities in the foreseeable future.

In particular, consideration has been given to the following factors which Management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•	the main risks and uncertainties to which the Group and the various activities of the Telecom Italia Group are exposed;

•	the measures adopted in terms of the mix between risk capital and debt capital as well as the policy for the remuneration of risk capital;

•	the identification, the analysis, the objectives and the policy for financial risk management (market risk, credit risk and liquidity risk).

•	Accounting policies and consolidation principles

The accounting policies and consolidation principles adopted in the preparation of the unaudited interim consolidated financial statements at September 30, 2009 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2008, to which reference can be made except for new standards and interpretations adopted by the Group beginning from January 1, 2009 (especially IFRIC 13 and IAS 1 revised) and described below, as well as changes required because of the nature of interim financial reporting.

Specifically, in the unaudited interim consolidated financial statements at September 30, 2009, the income taxes of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the income for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified in “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

•	Discontinued operations/non-current assets held for sale

Discontinued operations/Non-current assets held for sale include lines of business and assets (or groups of assets) sold or to be disposed of, whose carrying amount was or will be recovered principally through a sale transaction rather than through continuing use. Non-current assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell.

In accordance with IFRS, Discontinued operations/Non current assets held for sale are presented in the financial statements as follows:

•	in the statement of financial position: Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale;

•	in the separate income statement: Profit (loss) from Discontinued operations/Non-current assets held for sale.

•	Use of estimates

The preparation of the unaudited interim consolidated financial statements at September 30, 2009 and notes requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

at the time of the estimate. With reference to the most important accounting estimates please refer to those included in the annual consolidated financial statements at December 31, 2008.

•	New Standards and Interpretations adopted by the Group as from January 1, 2009

As required by IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, new Standards and Interpretations in force from January 1, 2009 are herewith reported and briefly summarized.

IFRS 8 (Operating Segments)

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments for which discrete financial information is available and whose operating results are reviewed regularly by the entity’s Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and to assess its performance. Financial information is to be presented on the same basis as that used for internal reporting to the CODM. IFRS 8 supersedes IAS 14 (Segment Reporting). The adoption of this standard did not produce any effect on the measurement of financial statement line items.

IAS 23 (Borrowing Costs) Amendments

The main amendment to IAS 23 removes the option, allowed in the previous version of the standard, of immediately recognizing borrowing costs as an expense in the period incurred (the treatment adopted by the Telecom Italia Group), rather than capitalizing them. The revised IAS 23 requires borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets that take a substantial period of time to get ready for use or sale to be capitalized as part of the cost of such assets. The adoption of this standard did not have any effect on the unaudited interim consolidated financial statements at September 30, 2009.

IFRS 2 (Share-Based Payment) Amendments

The standard clarifies the definition of “vesting conditions” and specifies the cases in which a condition that is not satisfied will result in the recognition of a cancellation of the award granted. The amendments did not have any impact on the unaudited interim consolidated financial statements at September 30, 2009.

IFRIC 13 (Customer Loyalty Programmes)

This interpretation addresses general accounting guidelines for customer loyalty programmes. Such interpretation is characterized by the following elements:

•

loyalty award credits granted to a customer are considered a separately identifiable element of the original sales transaction of the product or service itself and represent rights granted to the customer, for which the customer implicitly paid;

•

the amount of sales proceeds allocated to the loyalty award credits is measured by reference to their fair value (that is, the amount for which the award credits could have been sold separately). The entity recognizes the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

IFRIC 13 was accounted for retrospectively in accordance with IAS 8 and led to the recast of the separate consolidated income statement and the consolidated statement of cash flows for the nine month period ended September 30, 2008 in addition to the consolidated statement of financial position at December 31, 2008. Such recast is related to the Domestic operating segment only.

The application of IFRIC 13 led to: a decrease in revenues mainly in reference to the deferral of the component relating to customer award credits granted and an increase in acquisition of goods and services correlated to the redemption of awards and a consequent reduction in the tax charge. In the consolidated statement of financial position, this Interpretation led to the recognition of higher current liabilities, mainly correlated to the deferral of revenues, the recognition of deferred tax assets and a consequent reduction in equity. In detail:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	Three months ended September 30, 2008			Nine months ended September 30, 2008
(millions of euros)	Historical	Impact IFRIC 13	Recast	Historical	Impact IFRIC 13	Recast
Revenues	7,279	(6)	7,273	21,555	(35)	21,520
Acquisition of goods and services	(3,235)	—	(3,235)	(9,449)	(4)	(9,453)
OPERATING PROFIT	1,585	(6)	1,579	4,184	(39)	4,145
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	862	(6)	856	2,296	(39)	2,257
Income tax expense	(359)	2	(357)	(532)	12	(520)
PROFIT FROM CONTINUING OPERATIONS	503	(4)	499	1,764	(27)	1,737
PROFIT (LOSS) FOR THE PERIOD	623	(4)	619	1,731	(27)	1,704
Attributable to:
* Owners of the Parent	630	(4)	626	1,770	(27)	1,743
* Minority Interest	(7)	—	(7)	(39)	—	(39)

	As of January 1, 2008			As of December 31, 2008
(millions of euros)	Historical	Impact IFRIC 13	Recast	Historical	Impact IFRIC 13	Recast
Deferred tax assets	247	3	250	987	15	1,002

TOTAL NON-CURRENT ASSETS	70,688	3	70,691	70,942	15	70,957

TOTAL ASSETS	87,425	3	87,428	85,635	15	85,650

EQUITY
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	13,628	(4)	13,624	13,846	(31)	13,815

Equity attributable to owners of the Parent	25,922	(4)	25,918	26,126	(31)	26,095

Equity attributable to Minority Interest	1,063	—	1,063	730	—	730

TOTAL EQUITY	26,985	(4)	26,981	26,856	(31)	26,825

Trade and miscellaneous payables and other current liabilities	12,380	7	12,387	10,896	46	10,942

TOTAL CURRENT LIABILITIES	19,162	7	19,169	18,423	46	18,469

TOTAL LIABILITIES	60,440	7	60,447	58,779	46	58,825

TOTAL EQUITY AND LIABILITIES	87,425	3	87,428	85,635	15	85,650

The adoption of IFRIC 13 had an effect on earnings per share in the three months ended September 30, 2008 and in the nine months ended September 30, 2008 of less than 0.01 euros.

IAS 1 revised (Presentation of Financial Statements)

The main changes introduced provide for:

•	the presentation of all owner changes in equity in the statement of changes in equity;

•	the presentation of all non-owner changes in equity either:

•

in one statement of comprehensive income, which includes revenues, income, costs and expenses recognized directly in the income statement, the profit (loss) for the year, as well as the detail of income and expenses recognized directly in equity (these latter forming the “Other comprehensive income”); or

•	in two statements (adopted by Telecom Italia): a statement (separate income statement) displaying components of profit (loss) for the year and a second statement (statement of comprehensive

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

income) beginning with profit (loss) for the year and displaying components of other comprehensive income.

IAS 32 (Financial Instruments: Presentation) and IAS 1 (Presentation of Financial Statements) Amendments

The amendments to IAS 32 require, when certain conditions are met, that certain puttable financial instruments or obligations arising on liquidation should be classified as equity. The amendments to IAS 1 require disclosure of specific information about those instruments. The adoption of these amendments did not have any effect on the unaudited interim consolidated financial statements at September 30, 2009.

Improvements to IFRS (issued by IASB in 2008)

The main improvements that are effective from January 1, 2009 are the following:

•

IAS 1 (Presentation of Financial Statements): assets and liabilities arising from derivative financial instruments that are not held for trading and that are not financial guarantee contracts or designated hedging instruments should be presented as either current or non-current assets and liabilities, according to their settlement date.

•

IAS 16 (Property, Plant and Equipment): the amendment provides clarification on the classification and accounting treatment for an entity that, in the course of the ordinary activities, routinely sells items of property, plant and equipment that it has held for rental to others.

•

IAS 19 (Employee Benefits): the amendment clarifies the treatment for changes in employee benefits, defines recognition for cost and income relating to past service cost and revises the distinction between short-term and long-term employee benefits, and must be applied prospectively.

•

IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance): the amendment states that the benefit of a government loan at a below-market interest rate should be treated as a government grant, and must be applied prospectively.

•	IAS 23 (Borrowing Costs): the amendment consists in a better definition of borrowing costs.

•

IAS 28 (Investments in Associates): the amendment clarifies that where investments in associates are accounted for by the equity method, any impairment loss should not be allocated to specific assets (and, in particular, to any goodwill) included within the carrying amount of the investment in the associate, but, rather, to the investment as a whole. Accordingly, where there are conditions for a subsequent reversal, such impairment reversal is recognized in full.

•	IAS 36 (Impairment of Assets): this amendment requires additional disclosure if fair value less costs to sell is determined using discounted cash flow projections.

•

IAS 38 (Intangible Assets): the amendment requires that when an entity incurs costs providing future economic benefits, but no intangible assets are recognized, such costs should be recognized as expenses when incurred, meaning when the entity receives the related goods or services. Moreover, an amendment to the standard allows entities to use the “Unit of Production Method” to calculate the amortization charge on an intangible asset with a finite useful life.

•

IAS 39 (Financial Instruments: Recognition and Measurement): the amendment clarifies how to calculate the revised effective interest rate on a financial instrument on cessation of fair value hedge accounting and also specifies the cases in which it is possible for there to be movements into and out of the “fair value through profit or loss” category.

The application of “improvements to IFRS (2008)” did not have any effect on the unaudited interim consolidated financial statements at September 30, 2009.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation)

This interpretation eliminates the possibility of applying hedge accounting for a hedge of the foreign exchange differences between the functional currency of a foreign operation and the presentation currency of the parent’s consolidated financial statements. Moreover, the interpretation clarifies that in a hedge of a net investment in a foreign operation the hedging instrument may be held by any company within the group.

The adoption of this interpretation did not have any effect on the unaudited interim consolidated financial statements at September 30, 2009.

IFRIC 18 (Transfer of Assets from Customers)

This interpretation applies to the accounting for transfers of items of property, plant or equipment by entities that receive such transfers from their customers and that the entity must then use to connect the customer to a network to provide the same goods or services. If the transferred item is controlled by the entity, it should be measured at fair value on initial recognition in property, plant and equipment. The interpretation also applies to cash received by entities from clients that must be used only to construct the asset. The related revenues should be recognized over the terms of the contract agreed with the client to supply the goods or services or, if the date is not specified, over a period no longer than the estimated useful life of the asset. IFRIC 18 shall be applied prospectively to transfers of assets from customers received on or after July 1, 2009. The adoption of this interpretation did not have any material impact on the unaudited interim consolidated financial statements at September 30, 2009.

Amendments to IFRS 7 (Financial instruments: disclosures): improving disclosures about financial instruments

The amendments to IFRS 7 expand the disclosures required in respect of fair value measurements recognized in the consolidated statement of financial position. For the purpose of these expanded disclosures a three-level hierarchy has been introduced. Amendments have also been made to the liquidity risk disclosures. All amendments are effective beginning January 1, 2009. The adoption of these amendments did not have any effect on the measurement of financial statement line items.

•	New Standards and Interpretations not yet in force at September 30, 2009

Improvements to IFRS (issued by IASB in 2008)

An amendment was made to IFRS 5 (Non-current Assets held for Sale and Discontinued Operations): the amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale. The amended IFRS 5 is effective from January 1, 2010. The application of this improvement is not expected to have any effect on the consolidated financial statements.

IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements)

IFRS 3R introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. IAS 27R requires that a change in a parent’s ownership interest in a subsidiary that does not result in loss of control be accounted for as an equity transaction, clarifies the accounting treatment in the event of the loss of control in a subsidiary and requires that the investors’ losses share in a non-controlling interest be allocated to the non-controlling interest even if this results in a deficit. The changes introduced by IFRS 3R and IAS 27R, which are effective from January 1, 2010, must be applied prospectively and will affect future acquisitions, disposals and transactions with minority interest. However, an earlier adoption of IFRS 3R and IAS 27R in the year 2009 is allowed.

IAS 39 (Financial Instruments: Recognition and Measurement – Eligible hedged items) Amendments

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

These amendments to IAS 39 provide the following clarifications in relation to hedge accounting:

•	identifying the cases in which inflation may be a hedged risk;

•	specifying that only the intrinsic value, not the time value, of an option can be designated as a hedge of one or some risks of a hedged item (that is, a one-sided risk).

The amendments are effective beginning January 1, 2010 and must be applied retrospectively in accordance with IAS 8. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

Amendments to IFRIC 9 (Reassessment of embedded derivatives) and IAS 39 (Financial Instruments: Recognition and Measurement): embedded derivatives

The amendments to IFRIC 9 and IAS 39 allow entities to reclassify certain financial instruments out of the “fair value through profit or loss” category in specific circumstances. The amendments clarify that on the reclassification of a financial asset out of the “fair value through profit or loss” category all embedded derivatives have to be assessed and, if necessary, separately accounted for in the financial statements. The amendments are applicable for annual periods ending on or after June 30, 2009. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

Improvements to IFRS (issued by IASB in 2009)

The main improvements are illustrated below.

•	IFRS 2 (Share-based Payment)

These amendments, applicable from January 1, 2010, clarify that following the change made by IFRS 3R (Business combinations) to the definition of a business combination, the contribution of a business on the formation of a joint venture and the combination of entities or businesses under common control do not fall within the scope of IFRS 2.

•	IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations)

This amendment, which shall be applied prospectively from January 1, 2010, clarifies that IFRS 5 and other IFRSs that specifically refer to non-current assets (or disposal groups) classified as held for sale or discontinued operations set out all the disclosures required in respect of those assets or operations.

•	IFRS 8 (Operating Segments)

The amendment to IFRS 8 clarifies that an entity shall report a measure of total assets for each reportable segment only if such an amount is regularly provided to the Chief Operating Decision Maker. Before, this information should be, in any case, provided for each reportable segment. The amendment to IFRS 8 is effective beginning January 1, 2010.

•	IAS 1 (Presentation of Financial Statements)

This amendment, effective from January 1, 2010, clarifies that an entity shall classify a liability as current when it does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting period, even if, at the option of the counterparty, the terms of a liability could result in its settlement by the issue of equity instruments.

•	IAS 7 (Statement of Cash Flows)

The amendment to IAS 7 clarifies that only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities. The amendment to IAS 7 is effective beginning January 1, 2010.

•	IAS 17 (Leases)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The amendments refer to the classification of leases of land and buildings. When a lease includes both land and buildings elements, an entity shall assess the classification of each element as a finance or an operating lease separately. The amendments are applicable from January 1, 2010. At the date of adoption the classification of all land elements of unexpired leases must be reassessed, with any lease newly classified as a finance lease to be recognised retrospectively.

•	IAS 18 (Revenues)

The amendment includes an example in the Appendix to IAS 18 related to the features which would indicate whether an entity is acting as a principal or an agent in a transaction related to the sale of goods or the rendering of services.

•	IAS 36 (Impairment of Assets)

The amendments refer to the allocation of goodwill to cash-generating units (or groups of cash generating units) of an acquirer in a business combination or for purposes of impairment test. In particular, the amendments clarify that each unit or group of units to which the goodwill is so allocated shall not be larger than an operating segment as defined by paragraph 5 of IFRS 8 (Operating Segments) before aggregation. The amendments to IAS 36 are effective beginning January 1, 2010.

•	IAS 38 (Intangible Assets)

IFRS 3R states that if an intangible asset acquired in a business combination is separable or arises from contractual or other legal rights, sufficient information exists to measure its fair value reliably; amendments are made to IAS 38 to reflect that revision of IFRS 3. Furthermore, these amendments clarify the valuation techniques commonly used to measure intangible assets at fair value when assets are not traded in an active market; in particular, such techniques include discounting the estimated future net cash flows from an asset, and estimating the costs the entity avoids by owning an intangible asset and not having to license it from another party in an arm’s length transaction or the costs to recreate or replace it (as in the cost approach).

The amendments to IAS 38 are applicable prospectively from January 1, 2010; if an entity applies the revised IFRS 3 for an earlier period it shall also apply these amendments to IAS 38.

•	IAS 39 (Financial Instruments: Recognition and Measurement)

The main amendments are as follows:

•

within the scope of IAS 39, the clarification about the exclusion of any forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date;

•

as a result of the application of IFRS 8, hedge accounting is no longer applicable to transactions between segments in the same group, while nothing change for hedge accounting related to transactions between entities in the same group (paragraph 80);

•

for purposes of accounting separately for an embedded derivative from the host contract, the following clarification regarding the prepayment option embedded in a host debt contract was introduced: in the case in which the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host contract, such option shall be considered closely related to the host contract and therefore it shall not be accounted for separately.

The amendments to IAS 39 should be applied prospectively to all unexpired contracts beginning January 1, 2010, excluding the amendment to paragraph 80 for which application is required starting from January 1, 2009.

•	IFRIC 9 (Reassessment of Embedded Derivatives)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

This amendment excludes from the scope of IFRIC 9 embedded derivatives in contracts acquired in a business combination, a combination of entities or businesses under common control or the formation of a joint venture. The amendment is applicable prospectively from January 1, 2010.

•	IFRIC 16 (Hedges of a Net Investment in a Foreign Operation)

The amendments refer to the removal of the prohibition to use a derivative held by the foreign operation being hedged as a hedge of the net investment in that foreign operation. The amendments to IFRIC 16 are effective beginning January 1, 2010.

The application of each of the “improvements to IFRS (2009)” is not expected to have a material impact on the Company’s consolidated financial statements.

IFRIC 17 (Distribution of Non-cash Assets to Owners)

This interpretation provides guidelines on the accounting treatment for the distribution of non-cash assets to shareholders. In particular, the interpretation clarifies that a dividend payable should be recognised when the dividend is appropriately authorised and that an entity should measure this dividend payable at the fair value of the net assets to be distributed. Finally, an entity should recognise the difference between the dividend paid and the carrying amount of the net assets used for payment in the separate income statement. IFRIC 17 is effective beginning January 1, 2010 and must be applied prospectively. The application of this interpretation is not expected to have a material impact on the consolidated financial statements.

Amendment to IAS 32 (Classification of Rights Issues)

This amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. The amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. Entities are required to apply the amendment for annual periods beginning on or after February 1, 2010, but earlier application is permitted. The application of this interpretation is not expected to have a material impact on the consolidated financial statements.

IAS 24 (Related Party Disclosures)

In November 2009, IASB revised IAS 24 (Related Party Disclosures) to provide a partial exemption from the disclosure requirements for government-related entities and to clarify the definition of a related party. The revised standard also clarifies that disclosure is required of any commitments of a related party to do something if a particular event occurs or does not occur in the future, including executory contracts (recognized and unrecognized). The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The adoption of this standard is not expected to have an effect on the measurement of financial statement line items.

IFRS 9 (Financial Instruments)

On November 12, 2009, the IASB issued the IFRS 9 Financial Instruments. IFRS 9 regards the classification and measurement of financial assets and represents the first part of a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. Such approach is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. IFRS 9 also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. The new standard must be applied for annual periods beginning on or after January 1, 2013. The Group is evaluating if the application of this standard will result in material effects on the consolidated financial statements.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

IFRIC 19 (Extinguishing Liabilities with Equity Instruments)

In November, 2009, the IASB issued the IFRIC 19 that clarifies when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. IFRIC 19 must be applied in annual periods beginning on or after July 1, 2010. Earlier application is permitted. It would be applied retrospectively from the beginning of the earliest comparative period presented. The application of this interpretation is not expected to have a material impact on the consolidated financial statements.

Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement)

In November, 2009, the IASB issued the Amendments to IFRIC 14 which corrects an unintended consequence of IFRIC 14 to IAS 19. Without the amendments, in some circumstances entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning January 1, 2011, with earlier application permitted. The amendments must be applied retrospectively to the earliest comparative period presented. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 3—DISCONTINUED OPERATIONS/NON—CURRENT ASSETS HELD FOR SALE

The HanseNet business, whose definitive sale agreement was signed on December 3, 2009 (refer to “Note - Events subsequent to September 30, 2009”) met the Held for Sale and discontinued operations criteria in IFRS 5 (Non Current Assets Held for Sale and Discontinued Operations) as of September 30, 2009 and has been classified accordingly in the accompanying financial statements. The effects of this classification are described in the following paragraphs.

Discontinued operations/Non-current assets held for sale at September 30, 2009 refer to HanseNet and include:

•	assets of a financial nature for 49 million euros;

•	goodwill equal to 121 million euros, already net of the writedown of 540 million euros made during the third quarter of 2009;

•	other assets of a non-financial nature for 1,048 million euros.

At the end of 2008, Discontinued operations/Non-current assets held for sale include HanseNet and also, for 9 million euros, to the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which were sold in March 2009.

Liabilities directly associated with Discontinued operations/Non-current assets held for sale at September 30, 2009 refer to HanseNet and include:

•	liabilities of a financial nature for 659 million euros;

•	other liabilities of a non-financial nature for 270 million euros.

At the end of 2008, Liabilities directly associated with Discontinued operations/Non-current assets held for sale were nil.

The impact on the separate income statement from “Discontinued operations/non-current assets held for sale” can be represented as follows:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

			Three months ended September 30,		Nine months ended September 30,
			2009	2008 (Recast)	2009	2008 (Recast)
			Unaudited	Unaudited	Unaudited	Unaudited
			(millions of euros)
Economic impacts from Discontinued operations/Non current assets held for sale:
Revenues			289	373	858	1,209
Other income			3	6	6	17
Operating expenses			(219)	(315)	(668)	(1,085)
Depreciation and amortization, capital gains/losses and impairment losses on non-current assets			(69)	(88)	(196)	(282)

Operating profit (loss)			4	(24)	—	(141)
Finance income (expenses)			(5)	(14)	(20)	(50)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			(1)	(38)	(20)	(191)
Income tax expense			—	(3)	1	(2)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(A	)	(1)	(41)	(19)	(193)

Economic effect on the selling companies:
Net gains in connection with the sale of Liberty Surf			—	161	—	160
Impairment of goodwill related to HanseNet			(540)	—	(540)	—

	(B	)	(540)	161	(540)	160

Profit (loss) from Discontinued operations/Non-current assets held for sale	(A+B	)	(541)	120	(559)	(33)

In the statements of cash flows, the net cash flows from (used in) Discontinued operations/Non-current assets held for sale can be summarized as follows:

	Nine months ended September 30,
	2009	2008 (Recast)
	Unaudited	Unaudited
	(millions of euros)
Cash flows from operating activities	120	(26)
Cash flows from investing activities	(84)	(319)
Cash flows from financing activities	(6)	304

Total	30	(41)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 4—FINANCIAL LIABILITIES (CURRENT AND NON—CURRENT)

	As of September 30, 2009	As of December 31, 2008 (Recast)
	Unaudited	Unaudited
	(millions of euros)
Financial payables (medium/long—term):
• Bonds	26,745	25,139
• Convertible bonds	—	541

	26,745	25,680
• Amounts due to banks	5,013	5,803
• Other financial payables	434	453

	32,192	31,936
Finance lease liabilities (medium/long—term)	1,584	1,713
Other financial liabilities (medium/long—term):
• Hedging derivatives relating to hedged items classified as Non—current assets/liabilities of a financial nature	3,319	2,877
• Deferred income	4	1

	3,323	2,878

Total non-current financial liabilities (A)	37,099	36,527

Financial payables (short—term):
• Bonds	2,450	4,490
• Convertible bonds	571	7

	3,021	4,497
• Amounts due to banks	2,238	883
• Other financial payables	348	346

	5,607	5,726
Finance lease liabilities (short-term)	229	274
Other financial liabilities (short-term):
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	413	236
• Non — hedging derivatives	56	25
• Deferred income	1	6

	470	267

Total current financial liabilities (B)	6,306	6,267

Discontinued operations / assets held for sale (C)	659	—

Total financial liabilities (D)= (A)+(B)+(C)	44,064	42,794

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Bonds

Bonds at September 30, 2009 are recorded for 29,766 million euros (30,177 million euros at December 31, 2008). Their nominal repayment amount is 28,873 million euros, with an increase of 53 million euros compared to December 31, 2008 (28,820 million euros).

The change in bonds during the first nine months of 2009 is as follows:

(millions of the original currency)	currency	amount
NEW ISSUES				Issue date

Telecom Italia S.p.A. 500 million euros, 7.875% maturing 1/22/2014	Euro	500		1/22/2009

Telecom Italia S.p.A. 650 million euros, 6.75% maturing 3/21/2013	Euro	650		3/19/2009

Telecom Italia S.p.A. 850 million euros, 8.25% maturing 3/21/2016	Euro	850		3/19/2009

Telecom Italia S.p.A. 750 million pounds sterling, 7.375% maturing 12/15/2017	GBP	750		5/26/2009

Telecom Italia Capital S.A. 1,000 million U.S. dollars, 6.175% maturing 6/18/2014	USD	1,000		6/18/2009

Telecom Italia Capital S.A. 1,000 million U.S. dollars, 7.175% maturing 6/18/2019	USD	1,000		6/18/2009

REPAYMENTS				Repayment date
Telecom Italia Finance S.A. 5.15%, issue guaranteed by Telecom Italia S.p.A.	Euro	1,450	(*)	2/9/2009
Telecom Italia S.p.A. Floating Rate Notes Euribor 3 months + 0.60%	Euro	110		3/30/2009
Telecom Italia Finance S.A. 6.575%, issue guaranteed by Telecom Italia S.p.A.	Euro	1,849	(**)	7/30/2009

BUYBACKS (***)				Buyback period
Telecom Italia Finance S.A. 1,849(**) million euros 6.575% maturing July 2009	Euro	253.77		January – June
Telecom Italia Finance S.A. 119 million euros Floating Rate Notes maturing June 2010	Euro	20.00		March – May
Telecom Italia S.p.A. 796 million euros Floating Rate Notes maturing June 2010	Euro	53.75		April – May

Furthermore, the nominal amount of the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, increased during the first nine months of 2009 by 3 million euros (from 348 million euros at December 31, 2008 to 351 million euros at September 30, 2009).

(*)	Net of 50 million euros of bonds repurchased by the company in 2008.
(**)	Net of 107 million euros and 254 million euros of bonds repurchased by the company in 2008 and in the first nine months of 2009, respectively.
(***)	As in 2008, for the first nine months of 2009, the Telecom Italia Group bought back bonds in order to:
•	give investors a further possibility of monetizing their positions;
•	partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without taking any additional risks.

***

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Covenants and negative pledges relating to outstanding positions at September 30, 2009

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 855 million euros (out of a total of 2,549 million euros at September 30, 2009) is not secured by bank guarantees but there are covenants which cover the following:

-

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. Additionally, if Telecom Italia S.p.A. fails to provide the guarantees requested, EIB shall have the right to terminate the contract. With regard to the contracts between EIB and Telecom Italia S.p.A. dated July 17, 2006 for 150,000,000.00 euros and November 30, 2007 for 182,200,000.00 euros, EIB may also terminate the contract ex art. 1456 of the Italian Civil Code whenever Telecom Italia S.p.A. ceases to hold, directly or indirectly, more that 50% (fifty percent) of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunikation GmbH or, in any case, a number of shares such that it represents more than 50% (fifty percent) of the share capital of that company;

-

for the loan with a nominal amount of 350 million euros, if Telecom Italia S.p.A.’s rating is lower than BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loans with a nominal amount of 500 million euros, if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

-

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project. This clause also applies to the guaranteed EIB loan for 300 million euros disbursed in June 2009.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige Telecom Italia S.p.A. to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia S.p.A.’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value), the commitment not to merge with third parties, barring suppositions of merger, corporate restructuring or contribution of assets between Telecom Italia S.p.A. (or companies which it controls, incorporated in the European Union) and one or more companies controlled or other members of the Group. Covenants with similar content are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of about 100 million euros at September 30, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship. After that period ends, the parties shall no

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

longer be obliged to continue the negotiations and, in the event an agreement is not reached by two-thirds of the lending banks, the loan shall be cancelled.

Lastly, in the documentation of loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan. It should be noted that the loans of the Tim Brasil group do not provide for any type of guarantee by Telecom Italia S.p.A.

Finally, it should be pointed out that, at September 30, 2009, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

NOTE 5—DISPUTES, LITIGATION AND LEGAL PROCEEDINGS PENDING AND OTHER INFORMATION

The main legal, arbitration and tax proceedings in which companies of the Telecom Italia Group were involved at September 30, 2009 are described below; no mention is made of the disputes that, although referred to in the 2008 consolidated financial statements, were settled in the nine months ended September 30, 2009 and whose effects on the financial statements were not material. Such information is disclosed, if any, in other notes to the unaudited interim consolidated financial statements. For the disputes described below considered likely to have an adverse outcome, the Group has made provisions totaling 65 million euros.

Moreover, information is provided on the reimbursement of the license fee for fiscal year 1998 for 529 million euros plus interest.

▶	Disputes and pending proceedings

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still pending before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. The plaintiff is seeking compensation for approximately 1,070 million euros. Fastweb’s lawsuit is based on the order issued by the Court of Appeal of Milan in the month of May 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct.

Telecom Italia filed a formal challenge against Fastweb’s claims.

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone in July 2006, seeking compensation for losses set originally at 525 million euros and subsequently raised to 759 million euros. The plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor. According to Vodafone, Telecom Italia’s alleged abusive conduct involved residential and business customers and was illegal also because it broke the law on personal data protection.

Telecom Italia filed a formal challenge against Vodafone’s allegations and the ground of its claims.

EUTELIA AND VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs seek compensation of approximately 730 million euros for losses suffered.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

These proceedings were initiated as plaintiffs sought relief before the Court of Appeal of Milan, which ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users of non-geographical number services.

Telecom Italia will appear to ask the Court to dismiss plaintiffs’ claims.

NOTICE OF COMMENCEMENT OF PROCEEDINGS RECEIVED BY TELECOM ITALIA S.P.A. FOR ADMINISTRATIVE OFFENCES UNDER LEGISLATIVE DECREE 231/2001

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offences under articles 21 and 25, paragraph 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including – among others—the offence, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives.

The preliminary hearing is under way.

In the hearing held on July 9, 2009, the Court found:

•	that Telecom Italia had standing to sue the defendants for embezzlement and money-laundering and that the civil claim filed was eligible for submission;

•

lack of eligibility for all the civil claims filed against Telecom Italia, as defendant under legislative decree 231/2001, except for the claim filed by the State Attorney on behalf of the Presidency of the Council and the Ministries of the Economy, Interior, Defence as well as the Revenue Agency for losses resulting from the offence of bribery, the only charge brought against Telecom Italia.

In the next hearings, the Court will review the eligibility of the requests for compensation submitted by the parties that, in the penal proceedings under way, will try to establish Telecom Italia’s civil responsibility for the offences committed by former Company employees under the applicable civil laws. Telecom Italia challenged the grounds upon which it was sued, asking the Court to dismiss the civil liability charges. As to the risk of any contingent liability associated with those requests for compensation against the Company, Telecom Italia considers such risk possible.

In any case, given the possibility to enter into a plea bargain in connection with the sanction, Telecom Italia’s risk, if found guilty under legislative decree 231/2001, is limited to the payment of a small fine. Moreover, in the case at hand the risk of so-called interdictive sanctions is unlikely.

TAX DISPUTES

In February and March 2009—following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Revenue Agency, as indicated in the 2008 Annual Report—the Company received notices disputing the income taxes and VAT deductibility of certain “TOP” and “Security” expenses for fiscal years 2002 and from 2004 to 2007, resulting in estimated back taxes and fines of approximately 30 million euros. To this end, the Company activated a procedure with the Revenue Agency for a pre-litigation settlement agreement.

DISPUTES CONCERNING LICENSE FEES FOR 1994-1998

Proceedings are still pending in relation to the request to the Ministry of Communications to make whole Telecom Italia and TIM for the license fees paid for 1994-1998.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

BT ITALIA

In October 2009, BT Italia brought a case against Telecom Italia for compensation against losses resulting from alleged acts of abusing its dominant position in the wholesale market for termination of fixed line-mobile calls, specifically in reference to business clientele. BT Italia claims a total amount of 419 million euros.

BT Italia, basing its demands on the outcome of the well-known AGCM A/357 proceeding, attributes the alleged losses (i) to the difference between the wholesale termination price on the Telecom Italia mobile network, paid by the competitor according to the regulated maximum prices, and the lower price applied, instead, by the retail sales functions of Telecom Italia to its customers, (ii) the loss of earnings caused by the application of prices below cost to its clientele for the same termination service in order to maintain its competitiveness in the market and (iii) the loss of market share. Telecom Italia will appear before the court asking for the total rejection of the claim.

ARGENTINA

On June 27, 2008 W de Argentina—Inversiones SL (“Los W”), partners of Telecom Italia S.p.A. and Telecom Italia International N.V. in Sofora Telecomunicaciones S.A. (“Sofora”) initiated proceedings against Telecom Italia International N.V. before the Commercial Court of Buenos Aires for the call option agreement signed in 2003 by Telecom Italia International N.V and Los W (“Call Option Agreement”) to be declared null and void due to an alleged subsequent conflict with the Argentine corporate law. The existence of the dispute was recorded in Sofora’s shareholder register. Telecom Italia International filed its own defence brief requesting the Court to reject the counterparty’s claim as unfounded.

* * *

On October 6, 2008 Los W and its shareholders filed a lawsuit against Telecom Italia and Telecom Italia International, as well as certain directors of the Telecom Argentina Group companies designated on indication of Telecom Italia, before the Commercial Court of Buenos Aires. The plaintiffs requested that the Court declares the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina group designated on indication of Telecom Italia, and determined by the alleged de facto control of Telecom Italia—and consequently of Telecom Argentina—by Telefónica S.A., (which controls also Telecom Argentina’s main competitor, Telefónica de Argentina S.A.), following the Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. share capital (“Telco Transaction”).

Telecom Italia and Telecom Italia International filed their defence brief requesting that plaintiff’s arguments and claims be rejected.

***

On April 15, 2009 the Administrative Court of Appeal served Telecom Italia and Telecom Italia International with a precautionary measure granted inaudita altera parte to the Dracma Group and Los W. This measure suspended Telecom Italia International’s rights under the Call Option Agreement, as well as any act of disposal thereunder (in particular the assignment of the agreement to third parties), until SECOM (the Argentine telecommunication authority) rules on the Telco Transaction or until the Court rules on the merits of the action that the Dracma group and Los W will have to bring to obtain a declaratory judgment confirming the validity of the obligations set out by SECOM Note 1004/08 (see below).

On August 5, 2009 Telecom Italia and Telecom Italia International filed an extraordinary appeal (“Recurso extraordinario”) before the Argentine Supreme Court against such precautionary measure. As the submission of such appeal to the Supreme Court was rejected by the judge a quo, on September 30, 2009 Telecom Italia and Telecom Italia International filed a direct appeal (Recurso de queja) with the Supreme Court.

* * *

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

On August 31, 2009 the Administrative Trial Court of Buenos Aires served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina group with two precautionary measures issued upon request of Los W, ordering:

(i)	to maintain the status quo existing prior to the Telco Transaction and imposing Telecom Italia and Telecom Italia International, as parties to the shareholders agreement with Los W (“Shareholders Agreement”) and the Call Option Agreement, to refrain from taking any action under these agreements, including the exercise, assignment or disposal of any right under the Call Option Agreement;

(ii)	the suspension of the exercise of the “derechos politicos” of Telecom Italia and Telecom Italia International under the law, Bylaws or Shareholders Agreements in the companies of the Telecom Argentina group;

(iii)	the suspension from their office of the directors of the companies of the Telecom Argentina group designated on indication of Telecom Italia and/or Telecom Italia International; and

(iv)	that such directors shall not be calculated in the quorum of the meetings of the boards of directors of the companies belonging to the Telecom Argentina Group.

Notwithstanding, Telecom Italia and Telecom International requested and obtained from the Civil and Commercial Court of Appeal the precautionary suspension of several meetings of the boards of directors of the companies of the Telecom Argentina group, some of which had been unlawfully convened by Los W. Moreover, on September 30, 2009 Telecom Italia and Telecom Italia International challenged the above mentioned two precautionary measures, which the Administrative Trial Court ratified on the same date upon Los W’s request.

On November 6, 2009 the Administrative Court of Appeal rejected the appeal filed by Telecom Italia and Telecom Italia International and, on November 24, 2009 Telecom Italia and Telecom Italia International filed an extraordinary appeal (“Recurso extraordinario”) with the Argentine Supreme Court against such decision. The decision is still pending.

* * *

In the light of the foregoing decision, on October 6, 2009 Telecom Italia filed an appeal with the Argentine Supreme Court, seeking the solution of the conflict originated by the grant of the aforementioned precautionary measures and those issued by the Civil and Commercial Court of Appeal which, among others, suspend the effects of Resolution 44/09 of CNDC (see below).

On November 11, 2009 the Supreme Court requested the Court files related to the above captioned administrative precautionary proceedings, as well as those connected to the Dracma proceedings (see above) to each competent Court, and subsequently forwarded such court files to the Attorney General in order to obtain an advisory opinion.

ARGENTINA—SECOM

On June 26, 2008 SECOM issued Note 1004/08, ordering Telecom Italia and Telecom Italia International to request SECOM’s prior authorization before signing any agreement or performing any act that would result in:

(i)	any increase of their direct or indirect equity interests in the companies of the Telecom Argentina group;

(ii)	the assignment to third parties of the rights of Telecom Italia and Telecom Italia International in respect of Sofora shares or rights related to the call options on Sofora shares;

(iii)	the performance of acts of disposition that would distort competition and undermine the general economic interest.

SECOM’s order was based on the circumstance that Telefónica S.A. would have purportedly become a substantial shareholder in Telecom Italia—and consequently in Telecom Argentina – with the risk of distortive effects for competition in the telecommunication market.

On August 11, 2008 Telecom Italia and Telecom Italia International filed a “Recurso jerarquico” before the

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Ministerio de Planificación Federal, Inversión Pública y Servicios against Note 1004/08, which is still pending.

* * *

On December 30, 2008 SECOM issued Note 2573/08 whereby, among others, Telecom Italia and Telecom Italia International were ordered to refrain from carrying out any legal act that might entail a change in Sofora’s share capital or from transferring the rights related to the call options held by Telecom Italia International until SECOM rules on the Telco Transaction.

On January 26, 2009 Telecom Italia and Telecom Italia International filed a “Recurso jerarquico” against such Note with the Ministerio de Planificación Federal, Inversión Pública y Servicios, which is still pending.

ARGENTINA—CNDC

On January 6, 2009, the CNDC (Argentina Antitrust Authority) notified Resolution 123/08 to Telecom Italia and Telecom Italia International, prohibiting the Telecom Italia Group from performing any action related to the exercise of the call options or the transfer of such options, until the CNDC rules on these call options in the light of the Telco Transaction.

Telecom Italia and Telecom Italia International challenged the Resolution and filed an appeal seeking its reversal. Subsequently, on January 28, 2009 (with Resolution 6/09) the CNDC refused to transmit the files related to the appeal to the Court having jurisdiction over it, declaring the absence of a prejudice to Telecom Italia and Telecom Italia International, as Resolution 123/08 had simply suspended the running of the terms for the exercise of the call options by Telecom Italia International, without undermining the company’s contractual rights.

Telecom Italia and Telecom Italia International consider Resolution 6/09 as illegitimate and asked the Courts to exercise its jurisdiction and examine the appeal against Resolution 123/08.

On June 25, 2009 the Civil and Commercial Court of Appeal of Buenos Aires affirmed its jurisdiction over the appeal and the case is still pending.

* * *

On January 9, 2009 the CNDC notified Resolution 4/09 to Telecom Italia and Telecom Italia International, requiring—among other things—that Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (as “sellers”) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. (as “buyers” of the entire share capital of Olimpia) to notify the Telco Transaction as, according to a preliminary analysis of the Authority, this would purportedly result in an economic concentration under the Argentine antitrust law.

Moreover, the foregoing resolution ordered the buyers to refrain from exercising their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Olimpia, Telecom Italia lnternational, Sofora, Nortel Inversora and Telecom Argentina and their subsidiaries, including such rights deriving from shareholders’ agreements, until the CNDC adopts a decision on the Telco Transaction. According to a qualified opinion, this restriction should be interpreted as limited to the Argentine market. Moreover, with the same resolution, the CNDC ordered the directors and statutory auditors designated on indication of Telecom Italia in the companies of the Telecom Argentina Group to refrain from taking any action that would result in a violation of this resolution.

***

On April 3, 2009 the CNDC issued Resolution 44/09, requiring:

(i)

that Telecom Italia, Telecom Italia International, the directors, officers and representatives of Telecom Italia and Telecom Italia International, and their direct and indirect shareholders, as well as the directors and statutory auditors designated on indication of Telecom Italia and Telecom Italia International in the companies of the Telecom Argentina group should have refrained and should refrain from adopting decisions or giving instructions that entailed or would entail in the future, directly or indirectly, the exercise

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

of “derechos politicos” (including such rights deriving from shareholders’ agreements in the companies of the Telecom Argentina group);

(ii)	the reversal, as of January 9, 2009, of decisions adopted by corporate bodies or directors of the Telecom Argentina Group which implied the exercise of such “derechos politicos”.

The Telecom Italia Group filed an appeal against this decision before the Civil and Commercial Court of Appeal of Buenos Aires, which has ordered that the shareholder meetings of Nortel and Telecom Argentina be suspended and that the boards of directors of Sofora and Nortel refrain from discussing matters to be submitted to the shareholder meetings of the Telecom Argentina group. On July 27, 2009 the same Court granted to Telecom Italia Group the request for precautionary suspension of the effects of Resolution 44/09.

The appeal against the petition to reverse the ruling of July 27, 2009 filed by the Ministerio de Economía y Finanzas Públicas is pending.

* * *

On May 26, 2009 the CNDC issued Resolution 64/09, ordering:

(i)	to re-establish the “Consejo de Direccion” of Telecom Argentina previously dissolved;

(ii)	to unwind certain organizational changes in Telecom Argentina;

(iii)	to grant a term of five-days for certain directors of Telecom Argentina to submit evidence against their alleged violation of the CNDC orders on the suspension of “derechos politicos”.

Telecom Italia, Telecom Italia International, the Companies of the Telecom Argentina group and its directors challenged this Resolution.

On June 10, 2009 the Civil and Commercial Court of Appeal of Buenos Aires ordered the suspension in the meeting of the board of directors of Telecom Argentina scheduled on June 12, 2009 , of the discussion of the item on the agenda related to the implementation of the provisions set forth by Resolution 64/09.

On October 22, 2009 the Criminal Economic Court of Appeal of Buenos Aires, to which the CNDC had transmitted the files related to the appeal submitted by Telecom Italia against Resolution 64/09, granted such appeal and declared the Resolution null and void.

On November 23, 2009 Telecom Italia, Telecom Italia International, the companies of the Telecom Argentina Group and its directors were served with an extraordinary appeal (“Recurso Extraordinario”) filed by CNDC with the Supreme Court against the above mentioned nullity decision.

* * *

In the framework of the antitrust proceeding related to the Telco Transaction, on July 23, 2009 the SECOM rendered an opinion to the CNDC according to which the Telco Transaction would result in violation of several telecommunication rules, thus recommending the CNDC not to approve it.

* * *

On August 25, 2009 the Secretária de Comercio Interior (SCI) adopted Resolution 483/09 whereby, as recommended by CNDC’s Dictamen 744/09 attached to the Resolution:

(i)	it conditions the approval of the Telco Transaction to Telecom Italia’s full divestment of its direct and indirect participation in Sofora, as well as Telecom Italia’s divestment of all its rights in the Telecom Argentina Group, including the call options under the Call Option Agreement;

(ii)	it authorizes the CNDC to establish, within 60 days, the terms and conditions of the divestment process, which shall take place in any case within one year;

(iii)	it requires, within 60 days, the CNDC to rule on whether fines should be applied in relation to the delay in notifying the alleged concentration that took place through the Telco Transaction, their amount and to whom they should be inflicted.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

On September 16, 2009 Telecom Italia and Telecom Italia International challenged Resolution 483/09 before the CNDC, requesting its suspension and reversal and requesting also the proceeding to be transmitted to the Civil and Commercial Court of Appeal of Buenos Aires. On October 9, 2009, the CNDC accepted the request for transmittal of the file, sending the same to the Criminal Economic Court of Appeal.

At the same time, Telecom Italia and Telecom Italia International have initiated a proceeding (“accion autosatisfactiva”) to obtain urgent relief in order to suspend the effects of said Resolution.

On October 16, 2009 the Court stayed the proceeding until the Argentine Supreme Court resolves the conflict of jurisdiction between the Civil and Commercial Court and the Criminal Economic Court of Appeal.

On November 19, 2009 the SCI extended for further 60 days the term allowed to CNDC to set forth the terms and conditions of the divestiture of the participation held in Sofora as well as all the rights in the Telecom Argentina Group including the call options. Such extension applies also to the issuance by CNDC of the decision on possible sanctions to be inflicted in relation to the delay in notifying the act of concentration allegedly implemented through the Telco Transaction.

* * *

Due to the conflict of jurisdiction between the Civil and Commercial Court of Appeal and the Criminal Economic Court of Appeal, which arose as a consequence of the transmittal by CNDC to the latter Court of the files related to the appeal against resolution 64/09, some of the appeal proceedings against CNDC Resolutions are currently de facto suspended pending the Supreme Court’s decision on such conflict.

BOLIVIA—ENTEL

Following a series of measures adopted starting in March 2007, on May 1, 2008 the Bolivian government issued a Supreme Decree to nationalize the participation acquired in 1995 by the Telecom Italia Group (through the Dutch vehicle ETI) in Entel S.A. The Decree set out a 60-day period to determine a price for the nationalized shares, after deducting all Entel’s recorded and contingent liabilities. To date the Bolivian Government has not set a price for or provided any compensation for the expropriation.

On October 12, 2007, after failing to settle the matter amicably, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., on the basis of the violation of the international treaty for the protection of foreign investment in Bolivia and seeking compensation for damages for the losses incurred as a result of the measures adopted by the Bolivian government; on October 31, 2007 ICSID registered the request.

Bolivia filed a motion to question the jurisdiction of the Arbitration Court over the case, after having denounced the ICSID convention after ETI submitted its claim.

Following the motion questioning ICSID’s jurisdiction, on October 14, 2009 ETI notified the Bolivian government with the request for a new arbitration by which it commenced a so-called “ad hoc” arbitration proceedings, on the basis of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands, to determine whether the measures taken by the Bolivian government constituted a violation of such Treaty and to seek compensation for the damages suffered.

On October 21, 2009 ETI and Bolivia reached an agreement to terminate the ICSID arbitration proceedings, appointing a new Arbitration Panel composed of the same arbitrators as those of the ICSID Arbitration Court.

GERMANY—AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia S.p.A. that they had initiated arbitration proceedings before the Paris International Chamber of Commerce (“ICC”) in relation to the contract for TIDE’s acquisition of the BroadBand assets of the AOL Time Warner Group in Germany, signed in September 2006 and executed in February 2007.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The aim of the request for arbitration is to:

(i)	obtain a ruling that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii)	obtain an order for defendants to cause HanseNet (the German company controlled by TIDE that currently manages the services provided to BYOA customers) to return to AOL the amount invoiced to customers for the above services (approximately 2 million euros).

In February 2009, Telecom Italia and TIDE filed their own briefs and cross-claims, requesting AOL – after determining that the BYOA customers had to be sold by AOL—to transfer them, where this is still possible, and in any case to disgorge the revenues generated from these customers collected by AOL or provide compensation for the loss suffered. The arbitration proceeding is under way.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

▶	Other information

LICENSE FEE FOR 1998

In March 2009 Telecom Italia filed an appeal with the Council of State against ruling by the Lazio Regional Administrative Court (TAR) which rejected the Telecom Italia Group’s request to be repaid the 1998 license fee despite the favorable decision of the EU Court of Justice of February 23, 2008 on the preliminary ruling question raised by the Lazio Court.

In particular, in 2003 Telecom Italia and TIM had brought separate actions to determine their right to obtain repayment of the license fee for 1998 (equal to 386 million euros for Telecom Italia and to 143 million euros for TIM, plus interest) in light of the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licenses in the field of telecommunications services and Italian law, and specifically Article 20 of Law 448/1998, which had extended to 1998 the obligation for telecommunications operators to pay the annual license fee.

With ruling n. 7506/09 published on December 1, 2009, the Council of State rejected the appeal of Telecom Italia and confirmed the ruling of the Lazio Regional Administrative Court n. 11386/2008.

MOBILE TELEPHONY: DEALER INVESTIGATION

In order to update the information provided in the 2008 Telecom Italia Annual Report on Form 20-F, please note that in the three months ended September 30, 2009 activities continued to check prepaid Sim cards incorrectly associated with an ID card. This process led to the termination of roughly 1.9 million cards and the regularization, through the collection of the missing IDs, of over 641,000 cards in the nine months ended September 30, 2009.

Furthermore, to ensure that newly activated Sim cards are matched to proper ID cards, a computerized procedure has been implemented which enables the new mobile service only in the presence of the required documentation. Closer scrutiny has been implemented in order to improve the quality and to ensure the completeness of the administrative document supporting the Sim cards activation; operational procedures and IT solutions are being implementing in order to optimize the deployment of these empowered guidelines.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 6—SEGMENT INFORMATION

a) Segment information

As a result of including HanseNet in Discontinued Operations in the third quarter of 2009, the European BroadBand Business Unit is no longer presented. The other companies of that business unit have become part of Other Operations. For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately recast.

Therefore, the data of the Telecom Italia Group is presented in this 2009 Third Quarter Financial Report based on the following operating segments:

•	Domestic;
•	Brazil;
•	Media;
•	Olivetti;
•	Other operations.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENTS IN THE

THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Three months ended September 30,
	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)
	Unaudited
	(millions of euros)
Third—party revenues	5,329	5,706	1,320	1,434	40	50	53	62	22	21	—	—	6,764	7,273
Intragroup revenues	13	22	3	2	8	12	13	10	15	16	(52)	(62)	—	—

Revenues by segment	5,342	5,728	1,323	1,436	48	62	66	72	37	37	(52)	(62)	6,764	7,273
Other income	58	46	(15)	15	1	—	5	3	—	1	(1)	(1)	48	64

Total operating revenues and other income	5,400	5,774	1,308	1,451	49	62	71	75	37	38	(53)	(63)	6,812	7,337

Acquisition of goods and services	(1,947)	(2,305)	(730)	(845)	(35)	(50)	(66)	(64)	(23)	(20)	39	49	(2,762)	(3,235)
Employee benefits expenses	(740)	(754)	(51)	(60)	(13)	(20)	(15)	(19)	(16)	(16)	1	2	(834)	(867)
of which charges for accruals to employee severance indemnities	(10)	(13)	—	—	—	—	(1)	—	—	—	—	—	(11)	(13)
Other operating expenses	(148)	(158)	(195)	(226)	(1)	(2)	(2)	(3)	(2)	(1)	—	4	(348)	(386)
of which bad debts expenses and charges for accruals to provisions	(80)	(87)	(45)	(67)	—	—	(1)	(1)	(1)	(1)	(2)	16	(129)	(140)
Changes in inventories	1	15	(16)	30	—	—	6	—	—	—	1	—	(8)	45
Internally generated assets	102	104	6	4	—	—	—	—	—	—	11	9	119	117
Depreciation and amortization	(1,091)	(1,129)	(272)	(281)	(15)	(14)	(1)	(1)	(5)	(7)	5	6	(1,379)	(1,426)
Gains (losses) on disposals of non—current assets	1	—	(2)	—	—	—	—	—	—	—	—	(1)	(1)	(1)
Impairment reversals (losses) on non—current assets	9	(5)	—	—	—	—	—	—	—	—	—	—	9	(5)

Operating profit	1,587	1,542	48	73	(15)	(24)	(7)	(12)	(9)	(6)	4	6	1,608	1,579

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	(1)	—	—	—	—	—	—	18	17	—	—	16	16
Other income (expenses) from investments													—	—
Finance income													670	272
Finance expenses													(1,225)	(1,011)

Profit before tax from continuing operations													1,069	856
Income tax expense													(321)	(357)

Profit from continuing operations													748	499
Profit (loss) from Discontinued operations/Non—current assets held for sale													(541)	120

Profit for the period													207	619
of which:
Profit attributable to owners of the Parent													201	626
Profit (loss) attributable to Minority Interest													6	(7)

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS BY OPERATING

SEGMENTS IN THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Nine months ended September 30,
	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)
	Unaudited
	(millions of euros)
Third-party revenues	16,193	17,041	3,616	3,967	138	180	175	219	66	113	—	—	20,188	21,520
Intragroup revenues	40	78	6	6	24	30	44	33	51	63	(165)	(210)	—	—

Revenues by segment	16,233	17,119	3,622	3,973	162	210	219	252	117	176	(165)	(210)	20,188	21,520
Other income	163	166	11	41	2	1	13	9	1	2	(6)	(4)	184	215

Total operating revenues and other income	16,396	17,285	3,633	4,014	164	211	232	261	118	178	(171)	(214)	20,372	21,735

Acquisition of goods and services	(6,064)	(6,850)	(2,051)	(2,272)	(117)	(187)	(192)	(218)	(63)	(88)	125	162	(8,362)	(9,453)
Employee benefits expenses	(2,440)	(2,730)	(149)	(181)	(49)	(64)	(49)	(58)	(53)	(58)	3	3	(2,737)	(3,088)
of which charges for accruals to employee severance indemnities	(27)	(40)	—	—	—	(1)	(1)	—	—	(2)	—	—	(28)	(43)
Other operating expenses	(522)	(510)	(542)	(712)	(4)	(5)	(5)	(7)	(6)	(5)	1	3	(1,078)	(1,236)
of which bad debts expenses and charges for accruals to provisions	(302)	(307)	(138)	(270)	(1)	(1)	(4)	(5)	(2)	(1)	—	—	(447)	(584)
Changes in inventories	25	41	(53)	22	—	—	(4)	(1)	—	1	—	—	(32)	63
Internally generated assets	317	337	11	4	—	—	—	—	—	—	35	36	363	377
Depreciation and amortization	(3,374)	(3,407)	(760)	(803)	(45)	(48)	(4)	(5)	(16)	(26)	21	17	(4,178)	(4,272)
Gains (losses) on disposals of non-current assets	(40)	27	(4)	(1)	(11)	—	—	—	—	—	—	(1)	(55)	25
Impairment reversals (losses) on non-current assets	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)

Operating profit	4,298	4,187	85	71	(62)	(93)	(22)	(28)	(20)	2	14	6	4,293	4,145

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(19)	(8)	—	—	—	—	—	—	68	61	—	—	49	53
Other income (expenses) from investments													(34)	2
Finance income													2,206	1,795
Finance expenses													(3,838)	(3,738)

Profit before tax from continuing operations													2,676	2,257
Income tax expense													(969)	(520)

Profit from continuing operations													1,707	1,737
Profit (loss) from Discontinued operations /Non-current assets held for sale													(559)	(33)

Profit for the period													1,148	1,704
of which:
Profit attributable to owners of the Parent													1,165	1,743
Profit (loss) attributable to Minority Interest													(17)	(39)

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

CAPITAL EXPENDITURES BY OPERATING SEGMENTS IN THE THREE MONTHS

ENDED SEPTEMBER 30, 2009 AND 2008

	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Three months ended September 30,
	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)
	Unaudited
	(millions of euros)
Purchase of intangible assets	376	264	119	122	5	3	1	—	1	2	(5)	(4)	497	387
Purchase of tangible assets	433	430	132	127	11	4	—	1	1	3	2	—	579	565

Total capital expenditures	809	694	251	249	16	7	1	1	2	5	(3)	(4)	1,076	952

CAPITAL EXPENDITURES BY OPERATING SEGMENTS IN THE NINE MONTHS

ENDED SEPTEMBER 30, 2009 AND 2008

	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Nine months ended September 30,
	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)	2009	2008 (Recast)
	Unaudited
	(millions of euros)
Purchase of intangible assets	995	983	273	746	23	23	1	—	3	4	(9)	(30)	1,286	1,726
Purchase of tangible assets	1,423	1,663	266	327	17	11	2	2	3	10	1	(11)	1,712	2,002

Total capital expenditures	2,418	2,646	539	1,073	40	34	3	2	6	14	(8)	(41)	2,998	3,728

EMPLOYEES AT PERIOD END BY OPERATING SEGMENT

	Domestic		Brazil		Media		Olivetti		Other Operations		Consolidated Total
	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)
	Unaudited
	(number of employees)
Employees(*)	60,298	61,816	9,319	10,285	821	967	1,101	1,194	1,021	1,058	72,560	75,320

(*)	Employees at period end do not take into account the number of employees relating to Discontinued operations/Non—current assets held for sale.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

OTHER INFORMATION AT PERIOD-END BY OPERATING SEGMENT

	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)	As of September 30, 2009	As of December 31, 2008 (Recast)
	Unaudited
	(millions of euros)
Operating assets by segment	66,281	67,676	5,995	4,992	606	624	210	224	232	260	(182)	(215)	73,142	73,561
Investments accounted for using the equity method	45	103	—	—	—	—	1	1	414	391	—	—	460	495
Discontinued operations/ Non-current assets held for sale													1,218	1,752
Unallocated assets													9,221	10,415

Total assets													84,041	86,223

Operating liabilities by segment	10,761	12,313	1,212	1,382	150	174	164	191	101	110	(141)	(164)	12,247	14,006
Liabilities directly associated with Discontinued operations/ Non-current assets held for sale													929	895
Unallocated liabilities													43,876	44,497
Equity													26,989	26,825

Total equity and liabilities													84,041	86,223

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

b)	Revenues by geographical area

Breakdown by location of operations:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008 (Recast)	2009	2008 (Recast)
	Unaudited	Unaudited	Unaudited	Unaudited
	(millions of euros)
Italy(A)	5,352	5,749	16,281	17,228
Abroad(B)	1,412	1,524	3,907	4,292

Total(A+B)	6,764	7,273	20,188	21,520

Breakdown by location of the Group’s customers:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008 (Recast)	2009	2008 (Recast)
	Unaudited	Unaudited	Unaudited	Unaudited
	(millions of euros)
Italy(A)	4,931	5,213	15,106	15,754
Abroad(B)	1,833	2,060	5,082	5,766

Total(A+B)	6,764	7,273	20,188	21,520

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 7—EVENTS SUBSEQUENT TO SEPTEMBER 30, 2009

HanseNet

Consistently with the gradual increase of focus on the core markets as announced in December 2008, the board of directors’ meeting held on November 5, 2009 approved the disposal of HanseNet Telekommunikation GmbH. HanseNet (a wholly-owned subsidiary of Telecom Italia S.p.A. through its holding Telecom Italia Deutschland Holding GmbH) is an operator in the retail broadband market in Germany. For additional information on the economic and financial data of the company, reference should be made to the note “Discontinued operations / Non-current assets held for sale”.

The competitive scenario of the German broadband market and its future prospects, given the size and infrastructural features of competitors, would make it difficult for the company to acquire a strategic positioning that would be successful in the long term in the absence of huge investments with an uncertain return. For this reason, the disposal responds to the strategical rationale of financial discipline aimed at strengthening cash flows, with focus on the core markets.

Assisted by Morgan Stanley Bank International Limited (Milan Branch), the process for the sale of the company was started and involved a number of potential buyers. At the end of this process, the negotiations settled on Telefónica S.A., a related party of Telecom Italia through the board members César Alierta and Julio Linares, respectively, Chairman and Chief Executive Officer of Telefónica S.A. In turn Telefónica owns a 42.3% stake in Telco S.p.A., the majority shareholder of Telecom Italia which currently holds 24.5% of the ordinary share capital of the Company.

The consideration on the sale negotiated by the management of the Company is based on an enterprise value of 900 million euros.

The preliminary agreement on the sale was signed after the board’s decision, while the definitive agreement was signed on December 3, 2009.

The closing of the sale, subject to obtaining the necessary antitrust authorizations, is expected to take place during the first quarter of 2010.

Acquisition of Intelig Telecomunicações

On April 16, 2009, Tim Participações S.A. (“Tim Participações”), its controlling shareholder Tim Brasil Serviços e Participações S.A. (“TIM Brasil”) and JVCO Participações Ltda (“JVCO”), having Docas Investimentos S.A. (“Docas”) as intervening party, executed a Merger Agreement (the “Merger Agreement”) for the purpose of establishing the conditions for the acquisition of the control of Intelig Telecomunicações Ltda (“Intelig”), a telecommunications company operating in the local, national and international long distance calls and data transmission businesses, by means of the merger of Holdco Participações Ltda (“HOLDCO”) into Tim Participações, with HOLDCO being a company controlled by JVCO. Upon the closing of the merger, Tim Participações shall hold 100% of the share capital of Intelig.

On November 30, 2009, Tim Participações and Docas executed amendments to the Merger Agreement and shareholders’ agreement dated April 16, 2009, by means of an Amendment and Restated Merger Agreement (“Amended Merger Agreement”), as ratified by a resolution of the Board of Directors of Tim Participações. Said amendments have the purpose of adapting certain conditions originally set forth in the Merger Agreement, maintaining the expected timeframe for having a closing by the end of this year.

The Amended Merger Agreement and the other agreements executed on November 30, 2009 between Tim Participações and Docas maintain the same acquisition structure through a merger, as set forth in the shareholders’ agreement dated April 16, 2009, without modifications to the enterprise value, admitting, however, that a portion of the financial debt of Intelig remaining from the financing restructuring process shall be assumed by Tim Participações upon the merger, in an approximate amount of US$70 million.

These adjustments shall imply the modification of the exchange ratio of Tim Participações’ shares to be issued to JVCO as a result of the merger, from up to 6.15% of the total common shares and up to 6.15% of the total preferred shares to up to 5.14% of the total common shares and up to 5.14% of the total preferred shares issued by Tim Participações. Such exchange ratio is subject to confirmation by an economic appraisal to be prepared by an independent financial institution.

Additionally, the Amended Merger Agreement sets forth that the transaction shall be closed upon the satisfaction of certain conditions precedent, whose implementation shall be announced to the market as soon as they are fully verified by Tim Participações and Docas.

Signature Page

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

By:	/s/ Andrea Mangoni
Name:	Andrea Mangoni
Title:	Chief Financial Officer

Date: December 11, 2009